
10011163

Remaining In A Strong Position

GENERAL MARITIME CORPORATION

2009 Annual Report

Financial Highlights

(Dollars in thousands, except per share data)	Year Ended December 31,					
	2009	2008	2007	2006	2005	2004
Voyage revenues	**$350,520**	$326,098	$255,015	$325,984	$567,901	$701,291
Voyage expenses	**58,876**	54,404	38,069	80,400	137,203	117,955
Direct vessel operating expenses	**95,573**	63,556	48,213	47,472	86,681	96,818
Other expense	**—**	—	—	2,430	—	—
General and administrative expenses[1]	**40,339**	80,285	46,920	44,787	43,989	31,420
Gain on sale of vessels and equipment	**2,051**	805	417	(46,022)	(91,235)	(6,570)
Impairment charge	**40,872**	—	—	—	—	—
Depreciation and amortization	**88,024**	58,037	49,671	42,395	97,320	100,806
Operating income	**24,785**	68,982	71,725	154,522	293,943	360,862
Net interest (income) expense	**37,215**	28,289	23,059	(1,455)	28,918	37,852
Other (income) expense	**(435)**	10,886	4,127	(854)	52,668	7,901
Net income (loss)	**$ (11,995)**	$ 29,807	$ 44,539	$156,831	$212,357	$315,109
Earnings (loss) per common share:						
Basic	**$ (0.22)**	$ 0.76	$ 1.46	$ 4.98	$ 5.71	$ 8.51
Diluted	**$ (0.22)**	$ 0.73	$ 1.43	$ 4.87	$ 5.61	$ 8.33
Dividends declared per common share	**$ 1.25**	$ 2.00	$ 17.12	$ 4.80	$ 2.86	$ —
Weighted average basic shares outstanding, thousands:						
Basic	**54,651**	39,463	30,403	31,472	37,164	37,049
Diluted	**54,651**	40,562	31,212	32,217	37,874	37,814
Net cash provided by operating activities	**$ 47,518**	$114,415	$ 95,833	$189,717	$249,614	$363,238
EBITDA	**113,244**	116,133	117,269	197,771	338,595	453,767
Average number of vessels	**31.0**	21.5	19.3	20.6	41.9	44.0
Fleet utilization	**94.0%**	96.0%	93.7%	94.5%	91.9%	96.0%

(1) 2008 includes $34.0 million in compensation accruals in connection with the Company's executive transition plan as well as litigation costs in connection with the Genmar Defiance

Mission Statement

Utilizing its solid operational and financial infrastructure, General Maritime seeks to become the premier choice for global seaborne oil transportation.

In accomplishing this mission, General Maritime will continue to provide outstanding customer service, enforce rigorous operational standards and maintain a steadfast commitment to safety and environmental protection.

General Maritime Corporation is a leading provider of international seaborne crude oil transportation services. General Maritime also provides transportation services for refined petroleum products. General Maritime's vessels operate principally within the Atlantic basin, which includes ports in the Caribbean, South and Central America, the United States, West Africa, the Mediterranean, Europe and the North Sea. General Maritime also currently operates tankers in other regions including the Black Sea and Far East. General Maritime owns a fully double-hull fleet of 31 tankers—two VLCC, eleven Suezmax, twelve Aframax, and two Panamax tankers, as well as four Handymax product tankers—with a total carrying capacity of approximately 4.0 million dwt.



"During 2009, General Maritime continued to serve shareholders well by remaining true to its proven approach of effectively managing the Company's assets through the tanker cycles. With significant contract coverage, we maintained solid cash flow against a backdrop of unprecedented industry and economic conditions during the year."

–Peter C. Georgiopoulos

Letter from Our Chairman

During 2009, General Maritime continued to serve shareholders well by remaining true to its proven approach of effectively managing the Company's assets through the tanker cycles. With significant contract coverage, we maintained solid cash flow against a backdrop of unprecedented industry and economic conditions during the year. Notably, our unrelenting focus on preserving General Maritime's financial strength and flexibility also continued to differentiate the Company, enhancing its position for entering into future value creating transactions.

Stable and Visible Results

Management's foresight and past success in expanding and extending the Company's contracted revenue streams enabled General Maritime to achieve a high level of stability in its results despite sustained weakness in tanker rates throughout 2009. This notable accomplishment is directly related to our flexible deployment strategy and specifically the decision we made more than three years ago to take advantage of a strong rate environment and markedly increase the Company's time charter coverage. Importantly, our strategic decision in 2008 to once again draw upon the Company's strong liquidity position and acquire 10 modern vessels—8 of which had existing time charters—served to further increase General Maritime's time charter coverage, supporting our ability to distribute dividends to shareholders. We are proud that despite challenging conditions in the industry as well as the capital and credit markets, we continued to distribute dividends to shareholders in a prudent manner. Including the $1.25 per share the Company distributed in 2009, General Maritime has now paid cumulative quarterly and special dividends of almost $1 billion.

Financial Strength

Since going public in 2001, one of General Maritime's core guiding principles has been to pro-actively preserve the Company's financial strength and flexibility. During 2009, we continued to meet this crucial objective. In addition to acting decisively to ensure that our dividend policy remained consistent with market conditions as well as our focus on growth, we successfully completed two important transactions. Specifically, we amended our 2005 credit facility and completed a $300 million offering of unsecured senior notes due 2017. These two transactions enabled General Maritime to reduce its exposure to short-term volatility in asset prices, extend its debt maturities, and enhance the Company's financial flexibility to pursue strategic growth opportunities. We appreciate the continued support we have received from both our banking group and the capital markets and are pleased to have once again strengthened our capital structure and increased our financial flexibility without diluting shareholders. This accomplishment is even more impressive when taking into consideration the extremely challenging conditions that persisted during 2009.

Outlook for 2010

General Maritime enters 2010 with sizeable contracted revenues, positioning the Company to meet important objectives. First, we are poised to continue to achieve a high level of stability in our results in diverse rate environments. Second, we have once again retained the ability to benefit from improving tanker rates in the future.

We are pleased to have maintained significant financial flexibility to take advantage of strategic growth opportunities. In accomplishing this critical long-term goal, we intend to further our proven track record of consolidating the industry. Consistent with our past success, we will not waiver from our approach of pursuing acquisitions that meet our strict return requirements and have the potential to further expand the earnings power of our modern high-quality fleet, strengthen our industry leadership and create enduring value for shareholders.

In Appreciation of a Dedicated Team

General Maritime's success in effectively operating the Company during a challenging year for the industry and economy is a testament to our dedicated team. I would like to thank our staff for their hard work and commitment to excellence. I would also like to express my appreciation to our customers, shareholders, bankers and bond holders for their continued support.



Peter C. Georgiopoulos
Chairman
General Maritime Corporation



Letters from the Executive Team

John P. Tavlarios

Letter from Our President

General Maritime's operational and financial strengths were once again evident in 2009. With a modern fleet and significant contract coverage, we were well positioned to confront one of the most challenging rate environments in recent years.

We are pleased to have enhanced our financial strength and flexibility by amending our 2005 credit facility and completing a $300 million offering of unsecured senior notes and achieved stable and visible results even as tanker rates weakened. Throughout the year, we continued to benefit from our fleet's significant earnings power and sizeable contracted revenue stream while taking decisive action to further increase our contract coverage. Specifically, we continued to opportunistically enter into long-term charters with leading customers, signing contracts at rates we believed to be consistent with or better than the market. We are pleased that a number of these contracts included profit sharing agreements, which position the Company to benefit as the market improves.

As of March 1, 2010, the Company had 16 vessels under fixed contracts greater than 6 months in length, representing 52% of its fleet and 43% of estimated operating days for 2010. Our ongoing success in this important area has enabled the Company to increase its total contracted revenue to approximately $108 million in 2010 alone. Importantly, our contracted coverage for 2010 provides shareholders with a sizeable revenue stream and enables the Company to cover 65% of its core fixed costs.

As we progress through 2010, we will concentrate on meeting three important objectives. First, in an effort to maximize cash flows, we will seek to maintain an appropriate balance of charter coverage and spot exposure through the implementation of our flexible fleet deployment strategy.

Second, we will continue to strive to achieve the highest operational standards for leading oil majors and shipping companies such as BP, Lukoil, Shell, Stena and others. Finally, we will continue to seek to generate strong results for shareholders by implementing our long-term growth strategy and opportunistically redeploying General Maritime's cash flow.

I would like to thank General Maritime's team of experienced professionals and mariners. The Company's strong industry reputation is a direct result of their hard work, dedication and commitment to excellence.

John P. Tavlarios
President
General Maritime Corporation

Letter from Our Chief Financial Officer

During 2009, General Maritime once again maintained an intense focus on ensuring that the Company preserved its long-term financial strength and flexibility.

In 2009, as tanker rates remained weak and the credit markets were tight, we were proactive in amending the Company's 2005 credit facility. Management's success in obtaining favorable terms underscores the Company's leadership position in the industry and enables the Company to meet two important goals. First, we reduced our exposure to short-term volatility in asset prices. Second, we enhanced our position to enter into future value-creating transactions.

Consistent with our focus on preserving the Company's financial strength, we continued to actively look for opportunities to strengthen our balance sheet. To this end, in November 2009, we completed an offering of unsecured senior notes due 2017. The offering was notable for a number of reasons. First, we generated $300 million in proceeds without diluting shareholders and without having to use our ships as collateral. Second, we repaid the $229 million facility associated with Arlington Tankers that would have matured within two years. Finally, we increased the number of our ships that are not mortgaged and, in doing so, strengthened our position to grow.

During the year, General Maritime also acted decisively to ensure that its dividend policy remained consistent with market conditions as well as to focus on further positioning the Company to enhance its industry leadership. The Board voluntarily adopted a $0.50 per share annual fixed dividend target, which was intended to create a visible dividend target supported by the Company's contracted revenue stream. By implementing a more conservative payout ratio, we believe we have strengthened our position to take advantage of strategic growth opportunities, which remain a top priority for our Company.


Jeffrey D. Pribor

I would like to acknowledge our finance team for their commitment to ensuring General Maritime's financial reporting continues to meet the highest level of integrity and transparency.



Jeffrey D. Pribor
Chief Financial Officer and Executive Vice President
General Maritime Corporation

Letter from Our Executive Vice President, Treasurer and Secretary

During 2009, General Maritime's ongoing commitment to maintaining a strong financial and administrative infrastructure provided tangible benefits to the Company.

At the core of General Maritime's success in maintaining a strong financial infrastructure has been the ongoing support the Company has continued to receive from a group of leading maritime banks as well as from the capital markets. Despite distinct market challenges, 2009 was no exception. Highlighting our success in this important area, we are pleased to have proactively amended our 2005 credit facility which is led by prestigious banks such as Nordea, DnB NOR, HSH Nordbank and 14 others. Complementing this accomplishment, we also completed a $300 million offering of unsecured senior notes due 2017. General Maritime's success in completing these two important transactions during a challenging and volatile time for the market demonstrates the confidence the banking and capital markets continue to have in the Company's leading industry position, reputation as well as its future prospects.

In addition to the steps we took during the year to maintain the appropriate financial strength and flexibility of the Company to best serve shareholders, we continued to focus on maintaining a strong administrative platform to best serve our world class customers.

Specifically, we seamlessly integrated the 8 vessels we added to our fleet in December 2008, providing leading oil traders and oil companies with a larger, more diverse fleet.

Going forward, we remain committed to building upon our distinguished tradition and past successes to allow General Maritime to maintain a strong and appropriate financial and administrative infrastructure.

I would like to thank our staff for their dedication and hard work during 2009.



John C. Georgiopoulos
Executive Vice President, Treasurer and Secretary
General Maritime Corporation


John C. Georgiopoulos

MANAGING ASSETS THROUGH THE TANKER CYCLES





Since the Company's founding, 13 years ago, General Maritime has remained committed to effectively managing its assets through the tanker cycles. At the core of the General Maritime's proven approach is its flexible deployment strategy, which is aimed at maximizing cash flows. By maintaining an appropriate balance of charter coverage and spot exposure, the Company seeks to achieve a high level of stability in results despite diverse rate environments. In addition, the Company preserves the ability to benefit from future rates increases.

Consistent with its decision more than three years ago to markedly increase its time charter coverage, the Company opportunistically entered into contracts at rates we believe to be favorable, with leading charterers during 2009. Notably, a number of the contracts included profit sharing agreements, which position the Company to further benefit from potential increases in rates in the future.

As of March 1, 2010 the Company had 52% of its fleet and 43% of estimated operating days for 2010 under fixed contracts. This represents total contracted revenue of approximately $108 million for 2010 alone.

Going forward, General Maritime intends to remain diligent in acting opportunistically for shareholders and implementing its flexible fleet deployment strategy.

General Maritime's focus on owning modern tonnage and adhering to strict operational standards continues to distinguish the Company in the tanker industry. These strengths have enabled the Company to build long-term relationships with leading oil majors and shipping companies such as BP, Lukoil, Shell, Stena and others.

In addition to the Company's focus on owning a diverse fleet of modern double-hull vessels, General Maritime has made notable progress broadening and diversifying its service offerings to include a number of oil tanker sub-sectors as well as the products sector. General Maritime's fleet currently consists of 25 oil tankers, 4 product tankers and 2 tankers that can be used for transporting both crude and refined products. With an average age of 9.6 years, the Company's fleet continues to compare favorably to the industry average.

As General Maritime continues to seek options to expand its commercial opportunities with current and potential charterers, the Company is focused on capitalizing on its distinct competitive advantages to meet the discerning needs of leading customers. To this end, the Company remains committed to drawing upon its modern diverse fleet and experienced crews to achieve stringent safety and environmental standards for its leading global charterers.


San Jose Island
Sand dunes
FAIRWAY ANCHORAGE
Aransas Pass
(see Note)


LEADING INDUSTRY REPUTATION

Fleet List

Vessel	Year Built	Type
Genmar Agamemnon	1995	Aframax Tanker
Genmar Ajax	1996	Aframax Tanker
Genmar Alexandra	1992	Aframax Tanker
Genmar Argus	2000	Suezmax Tanker
Genmar Companion	2004	Panamax
Genmar Concord	2004	Product Carrier
Genmar Constantine	1992	Aframax Tanker
Genmar Daphne	2002	Aframax Tanker
Genmar Defiance	2002	Aframax Tanker
Genmar Elektra	2002	Aframax Tanker
Genmar George T	2007	Suezmax Tanker
Genmar Gulf	1991	Suezmax Tanker
Genmar Harriet G	2006	Suezmax Tanker
Genmar Hope	1999	Suezmax Tanker
Genmar Horn	1999	Suezmax Tanker
Genmar Kara G	2007	Suezmax Tanker
Genmar Minotaur	1995	Aframax Tanker
Genmar Orion	2002	Suezmax Tanker
Genmar Phoenix	1999	Suezmax Tanker
Genmar Princess	1991	Aframax Tanker
Genmar Progress	1991	Aframax Tanker
Genmar Revenge	1994	Aframax Tanker
Genmar Spyridon	2000	Suezmax Tanker
Genmar St. Nikolas	2008	Suezmax Tanker
Genmar Strength	2003	Aframax Tanker
Genmar Victory	2001	VLCC
Genmar Vision	2001	VLCC
Stena Compatriot	2004	Panamax
Stena Concept	2005	Product Carrier
Stena Consul	2004	Product Carrier
Stena Contest	2005	Product Carrier

FINANCIAL TABLE OF CONTENTS

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Set forth below are selected historical consolidated and other data of General Maritime Corporation at the dates and for the fiscal years shown.

	Year Ended December 31,				
	2009	2008	2007	2006	2005
Income Statement Data					
(dollars in thousands, except per share data)					
Voyage revenues	$ 350,520	$ 326,068	$255,015	$ 325,984	$ 567,901
Voyage expenses	58,876	54,404	38,069	80,400	137,203
Direct vessel operating expenses	95,573	63,556	48,213	47,472	86,681
Other expense	—	—	—	2,430	—
General and administrative expenses	40,339	80,285	46,920	44,787	43,989
Goodwill impairment	40,872	—	—	—	—
Loss (gain) on sale of vessels and equipment	2,051	804	417	(46,022)	(91,235)
Depreciation and amortization	88,024	58,037	49,671	42,395	97,320
Operating income	24,785	68,982	71,725	154,522	293,943
Net interest (income) expense	37,215	28,289	23,059	(1,455)	28,918
Other (income) expense	(435)	10,886	4,127	(854)	52,668
Net income (loss)	$ (11,995)	$ 29,807	$ 44,539	$ 156,831	$ 212,357
Earnings (loss) per common share:					
Basic	$ (0.22)	$ 0.76	$ 1.09	$ 3.72	$ 4.26
Diluted	$ (0.22)	$ 0.73	$ 1.06	$ 3.63	$ 4.19
Dividends declared per common share	$ 1.49	$ 1.49	$ 12.78	$ 3.58	$ 2.13
Weighted average basic shares outstanding, thousands:					
Basic	54,651	39,463	40,740	42,172	49,800
Diluted	54,651	40,562	41,825	43,171	50,751
Balance Sheet Data, at end of period					
(dollars in thousands)					
Cash	$ 52,651	$ 104,146	$ 44,526	$ 107,460	$ 96,976
Current assets, including cash	108,528	141,703	82,494	137,865	471,324
Total assets	1,445,257	1,577,225	835,035	843,690	1,146,126
Current liabilities, including current portion of long-term debt	56,194	88,392	35,502	27,147	32,906
Current portion of long-term debt	—	—	—	—	—
Total long-term debt, including current portion	1,018,609	990,500	565,000	50,000	135,020
Shareholders' equity	364,909	455,799	228,657	763,913	976,125
Other Financial Data					
(dollars in thousands)					
Net cash provided by operating activities	$ 47,518	$ 114,415	$ 95,833	$ 189,717	$ 249,614
Net cash provided (used) by investing activities	(24,632)	(171,082)	(84,516)	285,264	318,169
Net cash (used) provided by financing activities	(74,085)	115,476	(74,251)	(464,497)	(517,728)
Capital expenditures					
Vessel sales (purchases), gross including deposits	—	(173,447)	(80,061)	290,299	324,087
Drydocking or capitalized survey or improvement costs	(18,921)	(9,787)	(11,815)	(11,929)	(38,039)
Weighted average long-term debt, including current portion	959,935	653,154	414,137	93,085	410,794

(continued)

	Year Ended December 31,				
	2009	2008	2007	2006	2005
Other Data					
(dollars in thousands)					
EBITDA[1]	$ 113,244	$ 116,133	$117,269	$ 197,771	$ 338,595
Fleet Data					
Total number of vessels at end of period	31.0	31.0	20.0	18.0	30.0
Average number of vessels[2]	31.0	21.5	19.3	20.6	41.9
Total voyage days for fleet[3]	10,681	7,568	6,599	7,121	14,073
Total time charter days for fleet	7,878	5,665	4,641	2,300	3,983
Total spot market days for fleet	2,803	1,903	1,958	4,821	10,090
Total calendar days for fleet[4]	11,315	7,881	7,045	7,534	15,311
Fleet utilization[5]	94.4%	96.0%	93.7%	94.5%	91.9%
Average Daily Results					
Time charter equivalent[6]	$ 27,305	$ 35,896	$ 32,876	$ 34,487	$ 30,605
Direct vessel operating expenses[7]	8,447	8,064	6,844	6,301	5,661
General and administrative expenses[8]	3,565	10,187	6,660	5,945	2,873
Total vessel operating expenses[9]	12,012	18,252	13,504	12,246	8,534
EBITDA Reconciliation					
(dollars in thousands)					
Net Income	$ (11,995)	$ 29,807	$ 44,539	$ 156,831	$ 212,357
+ Net interest expense	37,215	28,289	23,059	(1,455)	28,918
+ Depreciation and amortization	88,024	58,037	49,671	42,395	97,320
EBITDA	$ 113,244	$ 116,133	$117,269	$ 197,771	$ 338,595

(1) EBITDA represents net income plus net interest expense and depreciation and amortization. EBITDA is included because it is used by management and certain investors as a measure of operating performance. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Management of the Company uses EBITDA as a performance measure in consolidating quarterly and annual internal financial statements and is presented for review at our Board meetings. The Company believes that EBITDA is useful to investors as the shipping industry is capital intensive which often brings significant cost of financing. EBITDA is not an item recognized by accounting principles generally accepted in the United States of America (GAAP), and should not be considered as an alternative to net income, operating income or any other indicator of a company's operating performance required by GAAP. The definition of EBITDA used here may not be comparable to that used by other companies.

(2) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was part of our fleet during the period divided by the number of calendar days in that period.

(3) Voyage days for fleet are the total days our vessels were in our possession for the relevant period net of off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4) Calendar days are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(5) Fleet utilization is the percentage of time that our vessels were available for revenue-generating voyage days, and is determined by dividing voyage days by calendar days for the relevant period.

(6) Time Charter Equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing net voyage revenue by voyage days for the relevant time period. The period over which voyage revenues are recognized commences at the time the vessel arrives at the load port for a voyage and ends at the time that discharge of cargo is completed. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract.

(7) Daily direct vessel operating expenses, or DVOE, is calculated by dividing DVOE, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance and maintenance and repairs, by calendar days for the relevant time period.

(8) Daily general and administrative expense is calculated by dividing general and administrative expenses by calendar days for the relevant time period.

(9) Total Vessel Operating Expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. Daily TVOE is the sum of daily direct vessel operating expenses, or DVOE, and daily general and administrative expenses.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

The following is a discussion of our financial condition at December 31, 2009 and 2008 and our results of operations comparing the years ended December 31, 2009 and 2008 and the years ended December 31, 2008 and 2007. You should read this section together with the consolidated financial statements including the notes to those financial statements for the years mentioned above.

We are a leading provider of international seaborne crude oil transportation services. We also provide transportation services for refined petroleum products. As of December 31, 2009, our fleet consisted of 31 vessels (12 Aframax, 11 Suezmax, two VLCCs, two Panamax and four Handymax) with a total cargo carrying capacity of 3.9 million deadweight tons.

General Maritime Subsidiary is the predecessor of the Company for purposes of U.S. securities regulations governing financial statement filing. The Arlington Acquisition is accounted for as an acquisition by General Maritime Subsidiary of Arlington. Therefore, the disclosures throughout this Annual Report and the accompanying Consolidated Financial Statements, unless otherwise noted, reflect the results of operations of General Maritime Subsidiary for period January 1, 2008 through December 15, 2008 and the years ended December 31, 2007 and 2006 and the financial position of General Maritime Subsidiary as of December 31, 2007. The Company had separate operations for the period beginning December 16, 2008, the effective date of the Arlington Acquisition, and disclosures and references to amounts for periods after that date relate to the Company unless otherwise noted. Arlington's results have been included in the disclosures throughout this Annual Report and the accompanying Consolidated Statements of Operations, unless otherwise noted, from the effective date of acquisition and thereafter (see "Arlington Acquisition" in Note 2 to the Consolidated Financial Statements).

All share and per share amounts presented throughout this Annual Report, unless otherwise noted, have been adjusted to reflect the exchange of 1.34 shares of our common stock for each share of common stock held by shareholders of General Maritime Subsidiary in connection with the Arlington Acquisition.

Spot and Time Charter Deployment

We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. A time charter is generally a contract to charter a vessel for a fixed period of time at a set daily rate. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs.

Vessels operating on time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in tanker rates although we are exposed to the risk of declining tanker rates. We are constantly evaluating opportunities to increase the number of our vessels deployed on time charters, but only expect to enter into additional time charters if we can obtain contract terms that satisfy our criteria.

Net Voyage Revenues as Performance Measure

For discussion and analysis purposes only, we evaluate performance using net voyage revenues. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter. We believe that presenting voyage revenues, net of voyage expenses, neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on time charter or on the spot market and presents a more accurate representation of the revenues generated by our vessels.

Our voyage revenues are recognized ratably over the duration of the spot market voyages and the lives of the charters, while direct vessel expenses are recognized when incurred. We recognize the revenues of time charters that contain rate escalation schedules at the average rate during the life of the contract. We calculate time charter equivalent, or TCE, rates by dividing net voyage revenue by voyage days for the relevant time period. We also generate demurrage revenue, which represents fees charged to charterers associated with our spot market voyages when the charterer exceeds the agreed upon time required to load or discharge a cargo. We calculate daily direct vessel operating expenses and daily general and administrative expenses for the relevant period by dividing the total expenses by the aggregate number of calendar days that we owned each vessel for the period.

Results of Operations

Margin analysis for the indicated items as a percentage of net voyage revenues for the years ended December 31, 2009, 2008 and 2007 are set forth in the table below.

Income Statement Margin Analysis

(% of Net Voyage Revenues)

	Year Ended December 31,		
	2009	2008	2007
Income Statement Data			
Net voyage revenues[1]	100.0%	100.0%	100.0%
Direct vessel expenses	32.8%	23.4%	22.2%
General and administrative expenses	13.8%	29.6%	21.6%
Depreciation and amortization	30.2%	21.4%	22.9%
Goodwill impairment	14.0%	0.0%	0.0%
Loss on disposal of vessel equipment	0.7%	0.3%	0.2%
Operating income	8.5%	25.3%	33.1%
Net interest expense	12.8%	10.4%	10.6%
Other (income) expense	-0.1%	4.0%	1.9%
Net (loss) income	-4.2%	10.9%	20.6%

(1) Income Statement Data

(dollars in thousands, except share data)	Year Ended December 31, 2009	2008	2007
Voyage revenues	$350,520	$326,068	$255,015
Voyage expenses	(58,876)	(54,404)	(38,069)
Net voyage revenues	$291,644	$271,664	$216,946

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Voyage Revenues. Voyage revenues increased by $24.4 million, or 7.5%, to $350.5 million for the year ended December 31, 2009 compared to $326.1 million for the prior year. This increase is primarily attributable to a significant increase in the size of our fleet, which increased vessel operating days by 41.1% to 10,681 days during the year ended December 31, 2009 compared to 7,568 days in the prior year. The average size of our fleet increased by 44.2% to 31.0 vessels (12.0 Aframax, 11.0 Suezmax, 2.0 VLCC, 2.0 Panamax, 4.0 Handymax) for the year ended December 31, 2009 compared to 21.5 vessels (10.3 Aframax, 10.9 Suezmax, 0.1 VLCC, 0.1 Panamax, 0.1 Handymax) for the prior year. This increase in fleet size is attributable to the completion of construction of a Suezmax tanker in February 2008, the acquisitions during the fourth quarter of 2008 of two Aframax vessels, and the acquisition of two VLCCs, two Panamaxes, and four Handymaxes as part of the Arlington Acquisition. Also, included in this increase in voyage revenues is $16.4 million associated with the acceleration of the amortization of a net liability associated with four time charter contracts. These contracts were recorded as a liability when the vessels to which the time charters relate were acquired by the Company pursuant to the Arlington Acquisition. This recorded liability was being amortized over the remaining time charter period, including the option periods. The Company accelerated the amortization on four of these time charters, having been informed by the charterer that the options would not be exercised. Accordingly, the Company accelerated the amortization on these contracts such that the net liability would be fully amortized by the earlier of November 10, 2009 (the end of the charter period) or the redelivery date indicated by the charterer on two of the vessels. This additional revenue is nonrecurring and was non-cash. This increase is partially offset by a significant reduction in rates, especially with respect to vessels under spot voyage and to a lesser extent time charters, as well as decreased utilization rates relating to drydocking and repositioning of vessels, during the year ended December 31, 2009 as compared to the prior year period.

Voyage revenues are expected to remain relatively flat during 2010 as compared to 2009. Decreases associated with expected lower spot rates during 2010 as compared to 2009 are expected to be offset by a greater number of vessels expected to be on the spot market during 2010 compared to 2009. Because spot voyage charters require the vessel owner to pay voyage-related expenses such as fuel and port costs, which costs are borne by the charterer under a time charter contract, spot voyage charters typically earn significantly higher revenues to recoup these expenses. In addition, $16.4 million of voyage revenue recognized in 2009 associated with the acceleration of a net liability associated with four time charter contracts described above will not recur in 2010.

Voyage Expenses. Voyage expenses increased $4.5 million, or 8.2%, to $58.9 million for the year ended December 31, 2009 compared to $54.4 million for the prior year. Substantially all of our voyage expenses relate to spot charter voyages, under which the vessel owner is responsible for voyage expenses such as fuel and port costs. This increase in voyage expenses is primarily attributable to an increase in the number of days our vessels operated under spot charters. During the year ended December 31, 2009, the number of days our vessels operated under spot charters increased by 47.3% to 2,803 days

(2,188 days for our Aframax vessels, 428 days for our Suezmax vessels, 151 days for our VLCCs, and 36 days for our Panamax vessels) from 1,903 days (1,549 days for our Aframax vessels and 354 days for our Suezmax vessels, the only vessels on spot charter during 2008) during the prior year. This increase is partially offset by lower fuel cost incurred during 2009. Although this increase in spot vessel days increased fuel cost by $2.8 million, or 8.7%, to $35.3 million during the year ended December 31, 2009 compared to $32.5 million during the prior year, fuel cost per spot voyage day decreased 24% during the year ended December 31, 2009 compared to the prior year period as a result of lower bunker fuel prices.

Voyage expenses are expected to increase during 2010 as compared to 2009 as a result of a greater number of vessels expected to be on the spot market during 2010 compared to 2009. Under spot voyage charters, the vessel owner pays for the voyage expenses.

Net Voyage Revenues. Net voyage revenues, which are voyage revenues minus voyage expenses, increased by $19.9 million, or 7.4%, to $291.6 million for the year ended December 31, 2009 compared to $271.7 million for the prior year. This increase is primarily attributable to the increase in the average size of our fleet, which increased 44.2% to 31.0 vessels (12.0 Aframax, 11.0 Suezmax, 2.0 VLCC, 2.0 Panamax, 4.0 Handymax vessel) for the year ended December 31, 2009 compared to 21.5 vessels (10.3 Aframax, 10.9 Suezmax, 0.1 VLCC, 0.1 Panamax, 0.1 Handymax vessel) for the prior year. Partially offsetting this increase in net voyage revenue are significantly weaker overall daily TCE rates for our vessels during the year ended December 31, 2009 compared to the prior year. Our average TCE rates decreased 23.9% to $27,305 during the year ended December 31, 2009 compared to $35,896 during the year ended December 31, 2008. This decrease reflects a significant decline in spot charter TCE rates, which decreased to $12,291 during the year ended December 31, 2009 compared to $37,377 for the prior year. Partially offsetting this decrease in overall spot rates is $16.4 million of voyage revenue associated with the acceleration of the amortization of a net liability associated with four time charter contracts. These contracts were assigned a liability when the vessels to which the time charters relate were acquired by the Company pursuant to the Arlington Acquisition. This additional revenue, which is nonrecurring and non-cash, had the effect of increasing (decreasing) time charter TCE on VLCCs, Panamaxes and Handymaxes by $27,848, $1,507 and $(353), respectively. This $16.4 million of voyage revenue also had the effect of increasing combined overall time charter TCE and overall TCE and by $2,087 and $1,539, respectively.

Net voyage revenues are expected to decrease during 2010 compared to 2009 for reasons discussed above relating to voyage revenues and voyage expenses.

The following is additional data pertaining to net voyage revenues:

	Year Ended December 31,		Increase	%
	2009	2008	(Decrease)	Change
Net voyage revenue (in thousands):				
Time charter:				
Aframax	$ 49,850	$ 62,969	$(13,119)	–20.8%
Suezmax	124,308	134,430	(10,122)	–7.5%
VLCC[(A)]	42,629	1,454	41,175	2,831.8%
Panamax[(A)]	16,716	696	16,020	2,301.7%
Handymax[(A)]	23,690	986	22,704	2,302.6%
Total	257,193	200,535	56,658	28.3%
Spot charter:				
Aframax	26,714	56,126	(29,412)	–52.4%
Suezmax	4,718	15,003	(10,285)	–68.6%
VLCC	3,321	—	3,321	N/A
Panamax	(302)	—	(302)	N/A
Total	34,451	71,129	(36,678)	–51.6%
Total net voyage revenue	$291,644	$271,664	$ 19,980	7.4%
Vessel operating days:				
Time charter:				
Aframax	1,797	1,941	(144)	–7.4%
Suezmax	3,369	3,604	(235)	–6.5%
VLCC[(A)]	572	30	542	1,806.7%
Panamax[(A)]	680	30	650	2,166.7%
Handymax[(A)]	1,460	60	1,400	2,333.3%
Total	7,878	5,665	2,213	39.1%
Spot charter:				
Aframax	2,188	1,549	639	41.3%
Suezmax	428	354	74	20.9%
VLCC[(A)]	151	—	151	N/A
Panamax[(A)]	36	—	36	N/A
Total	2,803	1,903	900	47.3%
Total vessel operating days	10,681	7,568	3,113	41.1%
Average number of vessels	31.0	21.5	9.5	44.2%
Time Charter Equivalent (TCE):				
Time charter:				
Aframax	$ 27,741	$ 32,441	$ (4,700)	–14.5%
Suezmax	$ 36,898	$ 37,300	$ (402)	–1.1%
VLCC[(A)]	$ 74,526	$ 48,479	26,047	53.7%
Panamax[(A)]	$ 24,583	$ 23,202	1,381	6.0%
Handymax[(A)]	$ 16,226	$ 16,426	(200)	–1.2%
Combined	$ 32,647	$ 35,399	$ (2,752)	–7.8%
Spot charter:				
Aframax	$ 12,210	$ 36,234	$(24,024)	–66.3%
Suezmax	$ 11,023	$ 42,382	$(31,359)	–74.0%
VLCC[(A)]	$ 21,992	$ —	21,992	N/A
Panamax[(A)]	$ (8,398)	$ —	(8,398)	N/A
Combined	$ 12,291	$ 37,377	$(25,086)	–67.1%
Total TCE	$ 27,305	$ 35,896	$ (8,591)	–23.9%

(A) Acquired on December 16, 2008.

As of December 31, 2009, 15 of our vessels were on time charters expiring between January 2010 and July 2011.

Direct Vessel Expenses. Direct vessel expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, increased by $32.0 million, or 50.4%, to $95.6 million for the year ended December 31, 2009 compared to $63.6 million for the prior year. This increase is primarily due to an increase in the average size of our fleet which increased 44.2% to 31.0 vessels (12.0 Aframax, 11.0 Suezmax, 2.0 VLCC, 2.0 Panamax, 4.0 Handymax) for the year ended December 31, 2009 compared to 21.5 vessels (10.3 Aframax, 10.9 Suezmax, 0.1 VLCC, 0.1 Panamax, 0.1 Handymax) for the prior year. In addition, daily direct vessel expenses for our VLCCs increased in part during 2009 because our two VLCCs were redelivered from fixed-fee technical management agreements with Northern Marine during October 2009 and replaced with technical management agreements with Northern Marine that were based on actual costs which were significantly higher than the previous fixed fee. This contributed to a rise in daily direct vessel expenses per vessel which increased by $383, or 4.7%, to $8,447 ($9,095 Aframax, $8,373 Suezmax, $10,135 VLCC, $7,031 Panamax, $6,565 Handymax) for the year ended December 31, 2009 compared to $8,064 ($7,973 Aframax, $8,178 Suezmax, $9,078 VLCC, $6,875 Panamax, $6,298 Handymax) for the prior year. Factors contributing to this increase in overall and daily direct vessel expenses include higher crewing costs on the Aframax and Suezmax vessels relating to wage increases given to crews commencing during the second half of 2008 and the beginning of 2009, higher repair costs during the year ended December 31, 2009 associated with significant repairs such as main and auxiliary engines on certain Aframax vessels and increases in insurance costs during the year ended December 31, 2009 on the Aframax fleet relating to increased premiums as well as the write-off of certain claims not deemed to be collectible. Partially offsetting this increase in overall as well as daily direct vessel expenses is a reduction in insurance-related costs on our Suezmax fleet pertaining to an expense of $1.3 million during 2008 relating to a general average claim associated with a Suezmax vessel which did not recur in 2009. We anticipate that direct vessel expenses will decrease to $93.5 million during 2010 based on daily budgeted direct vessel expenses on our 11 Suezmax vessels, 12 Aframax vessels, two VLCCs, two Panamax vessels and four Handymax vessels of $8,278, $8,419, $12,128, $6,890 and $6,522, respectively. The budgets for the Aframax and Suezmax vessels are based on 2009 actual results adjusted for certain 2009 events not expected to recur or anticipated 2010 events which did not occur in 2009. This decrease primarily reflects unanticipated repairs on our Aframax vessels made during 2009 that are not expected to recur in 2010. The budgeted amounts include no provisions for unanticipated repair or other costs. We cannot assure you that our budgeted amounts will reflect our actual results. Unanticipated repair or other costs may cause our actual expenses to be materially higher than those budgeted.

General and Administrative Expenses. General and administrative expenses decreased by $40.0 million, or 49.8%, to $40.3 million for the year ended December 31, 2009 compared to $80.3 million for the prior year. Significant factors contributing to this decrease for the year ended December 31, 2009 compared to the prior year are:

(a) A $22.0 million decrease during the year ended December 31, 2009 as compared to the prior year relating to compensation accruals in connection with our executive transition plan incurred in 2008, relating to amounts due to Peter C. Georgiopoulos in connection with the termination of his employment arrangements with the Company.

(b) An $8.0 million decrease during the year ended December 31, 2009 associated with a payment in lieu of a bonus payable to Peter Georgiopoulos during the year ended December 31, 2008.

(c) An aggregate decrease of $4.2 million during the year ended December 31, 2009 as compared to the prior year comprised of a $2.0 million decrease in salaries due to reduced head count in the Company's New York office, a $1.3 million decrease in restricted stock amortization associated with fewer shares granted at the end of 2008 compared to the end of 2007 and a $0.9 million reduction in cash bonuses incurred during 2009 compared to 2008.

(d) A $3.3 million decrease during the year ended December 31, 2009 as compared to the prior year associated with costs incurred during the year ended December 31, 2008 relating to fines and costs deemed to be uncollectible from insurers relating to a conviction in a criminal proceeding involving the *Genmar Defiance.*

(e) A $2.6 million decrease during the year ended December 31, 2009 compared to the prior year associated with ceasing the operation of our corporate aircraft, which we leased through February 2009.

General and administrative expenses as a percentage of net voyage revenues decreased to 13.8% for the year ended December 31, 2009 from 29.6% for the prior year. Daily general and administrative expenses per vessel decreased by $6,622, or 65.0%, to $3,565 for the year ended December 31, 2009 compared to $10,187 for the prior year.

For 2010, we have budgeted general and administrative expenses to be approximately $35.9 million. We cannot assure you that our budgeted amounts will reflect our actual results. Unanticipated costs may cause our actual expenses to be materially higher than those budgeted.

Depreciation and Amortization. Depreciation and amortization, which include depreciation of vessels as well as amortization of drydocking and special surveys, increased by $30.0 million, or 51.7%, to $88.0 million for the year ended December 31, 2009 compared to $58.0 million for the prior year. Vessel depreciation increased by $28.8 million, or 66.2%, to $72.3 million during the year ended December 31, 2009 compared to $43.5 million during the prior year period. This increase is due to increased depreciation during 2009 relating to the additions to our fleet of the *Genmar St. Nikolas* in February 2008, the *Genmar Elektra* in October 2008, the *Genmar Daphne* in December 2008, and the eight vessels we acquired in the Arlington Acquisition in December 2008.

Amortization of drydocking increased by $0.6 million, or 5.2%, to $12.1 million for the year ended December 31, 2009 compared to $11.5 million for the prior year. Drydocks are typically amortized over periods from 30 months to 60 months. This increase reflects amortization during 2009 of a portion of the $18.9 million of drydock costs capitalized during the year ended December 31, 2009 and amortization for the full year of the $9.8 million of drydock costs capitalized during the year ended December 31, 2008. The effect of these additions to 2009 drydock amortization expense was offset by a reduction in drydock costs incurred during 2009 resulting from vessels drydocked at the end of the year.

Depreciation of vessel equipment increased by $0.8 million, or 34.7%, to $3.1 million for the year ended December 31, 2009 compared to $2.3 million for the prior year. This increase relates to a greater amount of equipment being capitalized to vessels during 2009 as compared to the prior year. As of December 31, 2009 and 2008, vessel equipment was $18.5 million and $13.1 million, respectively.

Depreciation and amortization is expected to increase during 2010 as the additions made during the year ended December 31, 2009 to drydocking and vessel equipment are amortized and depreciated for a full year.

Goodwill Impairment. For the year ended December 31, 2009, we recorded goodwill impairment of $40.9 million. There was no goodwill impairment during 2008. Refer to the GOODWILL section in Critical Accounting Policies.

Loss (Gain) on Disposal of Vessel Equipment. During the years ended December 31, 2009 and 2008, we incurred losses of $2.1 million and $0.8 million, respectively, associated with the disposal of certain vessel equipment.

Interest Income. Interest income decreased by $1.0 million, or 88.3%, to $0.1 million during the year ended December 31, 2009 compared to $1.1 million during the prior year. This decrease is the result of lower average cash balances and lower interest rates on deposits during 2009 compared to 2008.

Interest Expense. Interest expense increased by $7.9 million, or 27.1%, to $37.3 million for the year ended December 31, 2009 compared to $29.4 million for the prior year. This increase is attributable to the issuance of $300 million of Senior Notes on November 12, 2009 at a coupon interest rate of 12% and an increase of margin over LIBOR under our 2005 Credit Facility from 100 basis points to 250 basis points pursuant to an amendment to the 2005 Credit Facility on that same date. In addition, the $229.5 million RBS Facility acquired in connection with the Arlington Acquisition on December 16, 2008 was outstanding until its retirement on November 12, 2009. During the year ended December 31, 2009, our weighted average outstanding debt increased by 47.0% to $959.9 million compared to $653.2 million during the prior year. This increase in interest expense was partially offset by lower interest rates on our floating rate debt during 2009 compared to 2008.

We expect our long-term debt during 2010 to approximate our debt level at December 31, 2009. However, due to the current composition of our debt consisting of $300 million of Senior Notes at a fixed rate of 12% and $726 million of floating rate debt under our 2005 Credit Facility bearing a margin over LIBOR of 250 basis points, we expect our interest expense to increase significantly during 2010 due to higher interest rates on our debt.

Other Income (Expense). Other income for the year ended December 31, 2009 was $0.4 million and is primarily attributable to a $1.0 million recovery from a 2004 insurance claim. Partially offsetting this other income is a $0.5 million write-off associated with a drydock-related asset on two vessels for which their technical management agreements with Northern Marine terminated prior to the consummation of drydockings. This amount relates to the estimated excess of the cost the Company would have incurred to procure the drydocks itself over the amount it would have paid Northern Marine to perform the drydock had the contracts not been terminated. Other income for the year ended December 31, 2009 also reflects a realized gain on our freight derivative of $0.7 million and $0.6 million of unrealized loss on our freight derivative, a realized loss of $0.1 million associated with our interest rate swaps, and a $0.1 million unrealized gain on a bunker derivative. Offsetting this income is an unrealized loss during the year ended December 31, 2009 of approximately $0.2 million associated with foreign currency transaction losses. Other expense for the year ended December 31, 2008 was $10.9 million which included an aggregate realized loss on our freight derivatives of $11.4 million partially offset by an unrealized gain on our freight derivatives of $0.6 million.

Net (Loss) Income. Net loss was $12.0 million for the year ended December 31, 2009 compared to net income of $29.8 million for the prior year.

Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Voyage Revenues. Voyage revenues increased by $71.1 million, or 27.9%, to $326.1 million for the year ended December 31, 2008 compared to $255.0 million for the prior year. This increase reflects a 14.7% increase in vessel operating days, reflecting in part an increased utilization rate for our vessels, as well as increases in rates attained during 2008 for our vessels under time charter and spot charter as compared to the prior year. Included in this percentage increase is 120 operating days for the two VLCC, two Panamax, and four Handymax vessels we acquired on December 16, 2008 pursuant to our merger with Arlington. An additional 115 operating days during 2008 relates to our purchase of two Aframax vessels during 2008.

Voyage Expenses. Voyage expenses increased $16.3 million, or 42.9%, to $54.4 million for the year ended December 31, 2008 compared to $38.1 million for the prior year. This increase in voyage expenses is primarily attributable to higher fuel costs incurred during 2008. Fuel costs increased by 32.5% per spot voyage day during the year ended December 31, 2008 compared to the prior year. Substantially all of our voyage expenses relate to spot charter voyages, under which the vessel owner is responsible for voyage expenses such as fuel and port costs. During the year ended December 31, 2008, the number of days our vessels operated under spot charters decreased by 2.8% to 1,903 days (1,549 days for our Aframax vessels and 354 days for our Suezmax vessels) from 1,958 days (1,386 days for our Aframax vessels and 572 days for our Suezmax vessels) during the prior year.

Net Voyage Revenues. Net voyage revenues, which are voyage revenues minus voyage expenses, increased by $54.8 million, or 25.2%, to $271.7 million for the year ended December 31, 2008 compared to $216.9 million for the prior year. Of this total increase, approximately $32 million is attributable to the increase in the average size of our fleet which increased 11.4% to 21.5 vessels (10.3 Aframax, 10.9 Suezmax, 0.1 VLCC, 0.1 Panamax, 0.1 Handymax vessel) for the year ended December 31, 2008 compared to 19.3 vessels (10.0 Aframax, 9.3 Suezmax) for the prior year. Approximately $23 million of the increase in net voyage revenue is associated with stronger overall daily TCE rates for Suezmax and Aframax vessels during the year ended December 31, 2008 compared to the prior year. Our average TCE rates increased 9.2% to $35,896 during the year ended December 31, 2008 compared to $32,876 during the year ended December 31, 2007.

The following is additional data pertaining to net voyage revenues:

	Year Ended December 31, 2008	2007	Increase (Decrease)	% Change
Net voyage revenue (in thousands):				
Time charter:				
Aframax	$ 62,969	$ 55,496	$ 7,473	13.5%
Suezmax	134,430	102,023	32,407	31.8%
VLCC[A]	1,454	—	1,454	N/A
Panamax[A]	696	—	696	N/A
Product[A]	986	—	986	N/A
Total	200,535	157,519	43,016	27.3%
Spot charter:				
Aframax	56,126	42,453	13,673	32.2%
Suezmax	15,003	16,974	(1,971)	–11.6%
Total	71,129	59,427	11,702	19.7%
Total net voyage revenue	$271,664	$216,946	$54,718	25.2%
Vessel operating days:				
Time charter:				
Aframax	1,941	1,894	47	2.5%
Suezmax	3,604	2,747	857	31.2%
VLCC[A]	30	—	30	N/A
Panamax[A]	30	—	30	N/A
Product[A]	60	—	60	N/A
Total	5,665	4,641	1,024	22.1%
Spot charter:				
Aframax	1,549	1,386	163	11.8%
Suezmax	354	572	(218)	–38.1%
Total	1,903	1,958	(55)	–2.8%
Total vessel operating days	7,568	6,599	969	14.7%
Average number of vessels	21.5	19.3	2.2	11.4%
Time Charter Equivalent (TCE):				
Time charter:				
Aframax	$ 32,441	$ 29,301	$ 3,140	10.7%
Suezmax	$ 37,300	$ 37,140	$ 160	0.4%
VLCC[A]	$ 48,479	—	N/A	N/A
Panamax[A]	$ 23,202	—	N/A	N/A
Product[A]	$ 16,426	—	N/A	N/A
Combined	$ 35,399	$ 33,941	$ 1,458	4.3%
Spot charter:				
Aframax	$ 36,234	$ 30,630	$ 5,604	18.3%
Suezmax	$ 42,382	$ 29,674	$12,709	42.8%
Combined	$ 37,377	$ 30,351	$ 7,026	23.2%
Total TCE	$ 35,896	$ 32,876	$ 3,021	9.2%

(A) Acquired on December 16, 2008.

As of December 31, 2008, 23 of our vessels were on time charters expiring between July 2009 and July 2011.

Direct Vessel Expenses. Direct vessel expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, increased by $15.4 million, or 31.8%, to $63.6 million for the year ended December 31, 2008 compared to $48.2 million for the prior year. We incurred higher crewing costs during the year ended December 31, 2008 as compared to the prior year period which reflects higher crew wages in 2008 due in part to exchange rates on a substantially higher portion of crew wages paid in Euros during the 2008 period as compared to the prior year period, as well as additional wage increases given to crews commencing during the second half of 2008. This increase is also associated with higher repair costs during the year ended December 31, 2008 associated with significant repairs including fuel consumed during the repair period on four of our Suezmax vessels, as well as additional expenses of spare parts purchases and their delivery costs and costs associated with tank cleaning of several vessels pursuant to tank inspections required by charterers during the year ended December 31, 2008 compared to the prior year. Lubricating costs were also higher during the year ended December 31, 2008 compared to the prior year associated with higher petroleum product costs. In addition, we recognized an expense of $1.3 million during the 2008 period relating to a general average claim associated with a Suezmax vessel. These factors contributed to a rise in daily direct vessel expenses per vessel which increased by $1,220, or 17.8%, to $8,064 ($7,973 Aframax, $8,178 Suezmax, $9,078 VLCC, $6,875 Panamax, $6,298 product) for the year ended December 31, 2008 compared to $6,844 ($6,965 Aframax, $6,713 Suezmax) for the prior year. Also contributing to the overall increase in direct vessel expense was an increase in the average size of our fleet which increased 11.4% to 21.5 vessels (10.3 Aframax, 10.9 Suezmax, 0.1 VLCC, 0.1 Panamax, 0.1 product) for the year ended December 31, 2008 compared to 19.3 vessels (10.0 Aframax, 9.3 Suezmax) for the prior year.

General and Administrative Expenses. General and administrative expenses increased by $33.4 million, or 71.2%, to $80.3 million for the year ended December 31, 2008 compared to $46.9 million for the prior year. Significant factors contributing to this increase for the year ended December 31, 2008 compared to the prior year are:

(a) A $23.2 million increase in compensation accruals in connection with our executive transition plan incurred in 2008, including $22 million paid to Peter C. Georgiopoulos in connection with the termination of his employment arrangements with us.

(b) An $8.0 million payment in lieu of a cash bonus to Peter Georgiopoulos during the year ended December 31, 2008. Peter Georgiopoulos did not receive a cash bonus in the prior year when he was granted restricted shares, the expense of which is amortized over the vesting period of approximately 10 years.

(c) $3.7 million incurred during the year ended December 31, 2008 relating to fines and costs deemed to be uncollectible from insurers relating to a conviction in a criminal proceeding involving the *Genmar Defiance*.

(d) A $2.0 million decrease due to financial advisory fees during the year ended December 31, 2007 associated with financial advisory services received pursuant to our determination to pay a special dividend.

General and administrative expenses as a percentage of net voyage revenues increased to 29.6% for the year ended December 31, 2008 from 21.6% for the prior year. Daily general and administrative expenses per vessel increased by $3,527, or 53%, to $10,187 for the year ended December 31, 2008 compared to $6,660 for the prior year.

Depreciation and Amortization. Depreciation and amortization, which include depreciation of vessels as well as amortization of drydocking and special surveys, increased by $8.3 million, or 16.8%, to $58.0 million for the year ended December 31, 2008 compared to $49.7 million for the prior year. Vessel depreciation increased by $6.2 million to $43.5 million during the year ended December 31, 2008 compared to $37.3 million during the prior year period. This increase is due to increased depreciation during 2008 relating to the additions to our fleet of the *Genmar St. Nikolas* in February 2008, the *Genmar Elektra* in October 2008, the *Genmar Daphne* in December 2008, and the eight Arlington Vessels we acquired in the Arlington Acquisition in December 2008.

Amortization of drydocking increased by $1.4 million to $11.5 million for the year ended December 31, 2008 compared to $10.1 million for the prior year. Drydocks are typically amortized over periods from 30 months to 60 months. This increase reflects amortization during 2008 of a portion of the $9.8 million of drydock costs capitalized during the year ended December 31, 2008 and amortization for the full year of the $11.8 million of drydock costs capitalized during the year ended December 31, 2007.

Loss (Gain) on Sale of Vessels and Equipment. During the years ended December 31, 2008 and 2007, we incurred losses of $0.8 million and $0.4 million, respectively, associated with the disposal of certain vessel equipment.

Interest Income. Interest income decreased by $1.4 million, or 55.7%, to $1.1 million during the year ended December 31, 2008 compared to $2.5 million during the prior year. This decrease is primarily the result of lower average cash balances and lower interest rates on deposits during 2008 compared to 2007.

Interest Expense. Interest expense increased by $3.9 million, or 15.1%, to $29.4 million for the year ended December 31, 2008 compared to $25.5 million for the prior year. This increase is attributable to the increase in outstanding borrowings under our 2005 Credit Facility during 2008 and the addition of the RBS Facility in December 2008. During the year ended December 31, 2008, our weighted average outstanding debt increased by 57.7% to $653.2 million compared to $414.1 million during the prior year. This increase in interest expense was partially offset by lower interest rates during 2008 compared to 2007 on our floating rate debt.

Other Expense. Other expense for the year ended December 31, 2008 was $10.9 million which included an aggregate realized loss on our freight derivatives of $11.4 million partially offset by an unrealized gain on our freight derivatives of $0.6 million. Other expense for the year ended December 31, 2007 was $4.1 million which is comprised primarily of an aggregate realized loss on our freight derivatives of $2.0 million and an unrealized loss on our freight derivatives of $2.3 million.

Net Income. Net income was $29.8 million for the year ended December 31, 2008 compared to net income of $44.5 million for the prior year.

Effects of Inflation

The Company does not consider inflation to be a significant risk to the cost of doing business in the current or foreseeable future. Inflation has a moderate impact on operating expenses, drydocking expenses and corporate overhead.

Liquidity and Capital Resources

Sources and Uses of Funds; Cash Management

Since our formation, our principal sources of funds have been equity financings, issuance of long-term debt securities, operating cash flows, long-term bank borrowings and opportunistic sales of our older vessels. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and repayments on outstanding loan facilities. Beginning in 2005, General Maritime Subsidiary and subsequently the Company also adopted policies to use funds to pay dividends and, from time to time, to repurchase our common stock. See below for descriptions of our Dividend Policy and our Share Repurchase Program.

Our practice has been to acquire vessels or newbuilding contracts using a combination of funds received from equity investors, bank debt secured by mortgages on our vessels and shares of the common stock of our shipowning subsidiaries, and long-term debt securities. Because our payment of dividends is expected to decrease our available cash, while we expect to use our operating cash flows and borrowings to fund acquisitions, if any, on a short-term basis, we also intend to review debt and equity financing alternatives to fund such acquisitions. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire vessels on favorable terms.

Because the Arlington Acquisition was structured as a stock-for-stock combination, we funded the acquisition of Arlington through an issuance of shares in exchange for the shares of the post-combination Arlington entities.

We expect to rely on operating cash flows as well as long-term borrowings and future equity offerings to fund our operations and implement our growth plan and dividend policy. We believe that our current cash balance as well as operating cash flows and available borrowings under our credit facility will be sufficient to meet our liquidity needs for the next year.

Dividend Policy

On February 21, 2007, General Maritime Subsidiary announced that its Board of Directors declared a special, one-time cash dividend of $11.19 per share. The dividend was paid on March 23, 2007 to shareholders of record as of March 9, 2007. General Maritime Subsidiary funded substantially the entire amount of the special dividend payment through new borrowings under the 2005 Credit Facility.

Inclusive of this special dividend, our history of dividend payments is as follows:

Quarter Ended	Paid Date	Per Share Amount	Amount
			(million)
March 31, 2005	June 13, 2005	$ 1.321	$ 68.4
June 30, 2005	September 7, 2005	$ 0.627	$ 32.5
September 30, 2005	December 13, 2005	$ 0.187	$ 9.5
	dividends declared and paid—2005	$ 2.135	
December 31, 2005	March 17, 2006	$ 1.493	$ 68.0
March 31, 2006	June 5, 2006	$ 1.067	$ 47.7
June 30, 2006	September 8, 2006	$ 0.493	$ 21.7
September 30, 2006	December 14, 2006	$ 0.530	$ 23.0
	dividends declared and paid—2006	$ 3.583	
December 31, 2006	March 23, 2007	$ 0.463	$ 20.3
December 31, 2006	March 23, 2007	$11.194(1)	$486.5
March 31, 2007	May 31, 2007	$ 0.373	$ 16.4
June 30, 2007	August 31, 2007	$ 0.373	$ 16.4
September 30, 2007	November 30, 2007	$ 0.373	$ 15.9
	dividends declared and paid—2007	$12.776	
December 31, 2007	March 28, 2008	$ 0.373	$ 15.6
March 31, 2008	May 30, 2008	$ 0.373	$ 15.7
June 30, 2008	August 1, 2008	$ 0.373	$ 15.6
September 30, 2008	December 5, 2008	$ 0.373	$ 15.6
	dividends declared and paid—2008	$ 1.492	
December 31, 2008	March 20, 2009	$ 0.500	$ 28.9
March 31, 2009	May 22, 2009	$ 0.500	$ 28.9
June 30, 2009	September 4, 2009	$ 0.500	$ 28.9
September 30, 2009	December 4, 2009	$ 0.125	$ 7.2
	dividends declared and paid—2009	$ 1.625	

(1) Denotes a special dividend.

All share and per share amounts presented throughout this Annual Report, unless otherwise noted, have been adjusted to reflect the exchange of 1.34 shares of our common stock for each share of common stock held by shareholders of General Maritime Subsidiary in connection with the Arlington Acquisition.

General Maritime Subsidiary also announced on February 21, 2007 that its Board of Directors changed its quarterly dividend policy by adopting a fixed target amount of $0.37 per share per quarter or $1.49 per share each year, starting with the first quarter of 2007. On December 16, 2008, our Board of Directors adopted a quarterly dividend policy with a fixed target amount of $0.50 per share per quarter or $2.00 per share each year. We announced on July 29, 2009 that our Board of Directors changed our quarterly dividend policy by adopting a fixed target amount of $0.125 per share per quarter or $0.50 per share each year, starting with the third quarter of 2009. We intend to declare dividends in April, July, October and February of each year.

The declaration of dividends and their amount, if any, will depend upon our results and the determination of our Board of Directors. Any dividends paid will be subject to the terms and conditions of our 2005 Credit Facility, indenture governing the Senior Notes and applicable provisions of Marshall Islands law.

Share Repurchase Program

In October 2005 and February 2006, General Maritime Subsidiary's Board of Directors approved repurchases by General Maritime Subsidiary of its common stock under a share repurchase program for up to an aggregate total of $400 million, of which $107.1 million was available as of December 16, 2008. On December 16, 2008, our Board approved repurchases by us of our common stock under a share repurchase program for up to an aggregate total of $107.1 million, of which $107.1 million was available as of December 31, 2008. The Board will periodically review the program. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. Purchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require us to purchase any specific number or amount of shares and may be suspended or reinstated at any time in our discretion and without notice. Repurchases will be subject to the terms of our 2005 Credit Facility, which are described in further detail below.

Through December 31, 2009, the Company has acquired 11,830,609 shares of its common stock for $292.9 million using borrowings under its 2005 Credit Facility and funds from operations. None of these shares were acquired during 2009. All of these shares have been retired.

Information regarding securities authorized for issuance under equity compensation plans and a performance graph relating to our common stock is set forth in the 2009 Proxy Statement and is incorporated by reference herein. Pursuant to the amendment to the 2005 Credit Facility dated November 12, 2009, stock repurchases are no longer permitted under the 2005 Credit Facility.

Debt Financings

Senior Notes

On November 12, 2009, we and certain of our direct and indirect subsidiaries (the "Subsidiary Guarantors") issued $300 million of 12% Senior Notes which are due November 15, 2016. Interest on the Senior Notes is payable semiannually in cash in arrears each May 15 and November 15, commencing on May 15, 2010. The Senior Notes are senior unsecured obligations of the Company and rank equally in right of payment with all of the Company's and the Subsidiary Guarantor's existing and future senior unsecured indebtedness. The Senior Notes are guaranteed on a senior unsecured basis by the Subsidiary Guarantors. The Subsidiary Guarantors, jointly and severally, guarantee the payment of principal of, premium, if any, and interest on the Senior Notes on an unsecured basis. If we are unable to make payments on the Senior Notes when they are due, any Subsidiary Guarantors are obligated to make them instead. The proceeds of the Senior Notes, prior to payment of fees and expenses, were $292.5 million. Of these proceeds, $229.5 million was used to fully prepay the RBS Facility in accordance with its terms, $15 million was placed as collateral against an interest rate swap with RBS, and the remainder was used for general corporate purposes. As of December 31, 2009, the discount on the Senior Notes is $7.4 million. This discount is being amortized as interest expense over the term of the Senior Notes using the effective interest method.

We have the option to redeem all or a portion of the Senior Notes at any time on or after November 15, 2013 at fixed redemption prices, plus accrued and unpaid interest, if any, to the date of redemption, and at any time prior to November 15, 2013 at a make-whole price. In addition, at any time prior to November 15, 2012, we may, at our option, redeem up to 35% of the Senior Notes with the proceeds of certain equity offerings.

If we experience certain kinds of changes of control, we must offer to purchase the Senior Notes from holders at 101% of their principal amount plus accrued and unpaid interest. The indenture pursuant to which the Senior Notes were issued contains covenants that, among other things, limit our ability and the ability of any of our "restricted" subsidiaries to (i) incur additional debt, (ii) make certain investments or pay dividends or distributions on our capital stock or purchase, redeem or retire capital stock, (iii) sell assets, including capital stock of our Subsidiary Guarantors, (iv) restrict dividends or other payments by our subsidiaries, (v) create liens that secure debt, (vi) enter into transactions with affiliates and (vii) merge or consolidate with another company. These covenants are subject to a number of exceptions, limitations and qualifications set forth in the indenture.

2005 Credit Facility

On October 26, 2005, General Maritime Subsidiary entered into a revolving credit facility (the "2005 Credit Facility") with a syndicate of commercial lenders, and on October 20, 2008, the 2005 Credit Facility was amended and restated to give effect to the Arlington Acquisition and the Company was added as a loan party. The 2005 Credit Facility was used to refinance its then existing term borrowings. The 2005 Credit Facility, as amended and restated, which has been further amended on various dates through December 18, 2009, provides a total commitment of $749.8 million.

On February 24, 2009, the Company amended the 2005 Credit Facility to accelerate the $50.1 million amortization of the outstanding commitment scheduled to occur on October 26, 2009 to February 24, 2009 and to pledge the *Genmar Daphne* as additional collateral under the 2005 Credit Facility.

On October 27, 2009, the Company entered into an amendment with the lenders under the 2005 Credit Facility, which became effective on November 12, 2009, when the Company completed its Senior Notes offering (described above). The Company agreed with the lenders on which additional vessels may be pledged as additional collateral under the 2005 Credit Facility. Pursuant to this amendment, the 2005 Credit Facility was amended to, among other things:

- Reduce the commitment under the 2005 Credit Facility to $749.8 million, the result of which is that the next scheduled reduction in total commitment will be April 26, 2011.
- Amend the net debt to EBITDA maintenance covenant to increase the permitted ratio to 6.5:1.0 to and including September 30, 2010, to 6.0:1.0 from December 31, 2010 until September 30, 2011 and to 5.5:1.0 thereafter.
- Amend the collateral vessel appraisal reporting from annually to semiannually and require the Company to provide a collateral vessel appraisal report dated within 30 days of the delivery date thereof.
- Restrict the Company's quarterly dividends to no more than $0.125 per share.
- Increase the applicable interest rate margin over LIBOR to 250 basis points from 100 basis points and the commitment fee to 87.5 basis points from 35 basis points.
- Permit subsidiary guarantees in a qualified notes offering and obligate the Company to deliver guarantees to the lenders for all subsidiaries that guarantee the notes issued in a qualified notes offering.

On December 18, 2009, the Company entered into an amendment with the lenders under the 2005 Credit Facility clarifying certain provisions. On December 23, 2009, four additional vessels were pledged to the lenders.

Under the 2005 Credit Facility, as amended and restated, the Company is permitted to pay quarterly cash dividends limited to $0.125 per share. The 2005 Credit Facility, as amended and restated, currently provides semiannual reductions of $50.1 million commencing on April 26, 2011 and a bullet reduction of $599.6 million on October 26, 2012. Up to $50 million of the 2005 Credit Facility is available for the issuance of standby letters of credit to support obligations of the Company and its subsidiaries that are reasonably acceptable to the issuing lenders under the 2005 Credit Facility. As of December 31, 2009, the Company has outstanding letters of credit aggregating $5.0 million which expire between March 2010 and December 2010, leaving $45.0 million available to be issued.

Under the 2005 Credit Facility, as amended and restated, the Company is not permitted to reduce the sum of (A) unrestricted cash and cash equivalents plus (B) the lesser of (1) the total available unutilized commitment and (2) $25 million, to be less than $50 million.

As of December 31, 2009, the Company is in compliance with all of the financial covenants under its 2005 Credit Facility, as amended and restated.

The 2005 Credit Facility, as amended and restated, carries an interest rate of LIBOR plus 250 basis points on the outstanding portion and a commitment fee of 87.5 basis points on the unused portion. As of December 31, 2009, $726.0 million of the facility is outstanding. The 2005 Credit Facility is secured by 26 of the Company's double-hull vessels with an aggregate carrying value as of December 31, 2009 of $935.9 million, as well as the Company's equity interests in its subsidiaries that own these assets, insurance proceeds of the collateralized vessels, and certain deposit accounts related to the vessels. The 2005 Credit Facility requires us to comply with a collateral maintenance covenant under which the aggregate fair value of these vessels must remain at or above 125% of the total commitment amount under the 2005 Credit Facility and to provide collateral vessel appraisal reports semiannually. We estimate that the aggregate fair value of such vessels, as determined by valuations received on November 9, 2009, was $938.0 million as of December 31, 2009, and that a 10% reduction in such fair value would have the effect of reducing the total commitment amount to $675.4 million. Each subsidiary of the Company with an ownership interest in these vessels provides an unconditional guaranty of amounts owing under the 2005 Credit Facility. The Company also provides a guarantee and has pledged its equity interests in General Maritime Subsidiary.

The Company's ability to borrow amounts under the 2005 Credit Facility is subject to satisfaction of certain customary conditions precedent, and compliance with terms and conditions contained in the credit documents. These covenants include, among other things, customary restrictions on the Company's ability to incur indebtedness or grant liens, pay dividends or make stock repurchases (except as otherwise permitted as described above), engage in businesses other than those engaged in on the effective date of the 2005 Credit Facility, as amended and restated, and similar or related businesses, enter into transactions with affiliates, and merge, consolidate, or dispose of assets. The Company is also required to comply with various financial covenants, including with respect to the Company's minimum cash balance, collateral maintenance, and net debt to EBITDA ratio. The amended and restated Credit Agreement defines EBITDA as net income before net interest expense, provision for income taxes, depreciation and amortization, non-cash management incentive compensation, as amended and restated. If the Company does not comply with the various financial and other covenants and requirements of the 2005 Credit Facility, as amended and restated, the lenders may, subject to various customary cure rights, require the immediate payment of all amounts outstanding under the facility.

Interest rates during the year ended December 31, 2009 ranged from 1.25% to 2.81% on the 2005 Credit Facility.

RBS Facility

Pursuant to the Arlington Acquisition, Arlington remained a party to its $229.5 million facility with The Royal Bank of Scotland plc. (the "RBS Facility"). The RBS Facility was fully prepaid in accordance with its terms for $229.5 million on November 13, 2009 using proceeds of the Senior Notes offering and is no longer outstanding. As a result all liens on these vessels were released. The RBS Facility had been secured by first priority mortgages over the Arlington Vessels, assignment of earnings and insurances and Arlington's rights under the time charters for the vessels and the ship management agreements, a pledge of the shares of Arlington's wholly owned subsidiaries and a security interest in certain of Arlington's bank accounts. The RBS Facility with The Royal Bank of Scotland (the "RBS Swap") was to mature on January 5, 2011. Borrowings under the RBS Facility bore interest at LIBOR plus a margin of 125 basis points. In connection with the RBS Facility, the Company is party to an interest rate swap agreement with The Royal Bank of Scotland. The RBS Swap was de-designated as a hedge as of November 13, 2009 because the Company did not have sufficient floating rate debt outstanding set at 3-month LIBOR subsequent to the repayment of the RBS Facility against which this swap's notional principal amount of $229.5 million could be designated. As of December 31, 2009, the Company rolled over at 3-month LIBOR all of its $726.0 million outstanding balance on its 2005 Credit Facility and the RBS Swap was re-designated for hedge accounting against this debt. This interest rate swap remains outstanding as of December 31, 2009 and is described below.

During the years ended December 31, 2009, 2008 and 2007, the Company paid dividends of $94.0 million, $62.5 million and $555.5 million, respectively. Included in the dividends paid during the year ended December 31, 2007 is a special dividend of $11.19 per share of $486.5 million.

A repayment schedule of outstanding borrowings at December 31, 2009 is as follows (dollars in thousands):

Period ending December 31,	2005 Credit Facility	Senior Notes	Total
2010	$ —	$ —	$ —
2011	76,312	—	76,312
2012	649,688	—	649,688
2013	—	—	—
2014	—	—	—
Thereafter	—	300,000	300,000
	$726,000	$300,000	$1,026,000

Interest Rate Swap Agreements

On December 31, 2009, the Company was party to five interest rate swap agreements to manage interest costs and the risk associated with changing interest rates. The notional principal amounts of these swaps aggregate $579.5 million, the details of which are as follows (dollars in thousands):

Notional Amount	Expiration Date	Fixed Interest Rate	Floating Interest Rate	Counterparty
$100,000	10/1/2010	4.748%	3 mo. LIBOR	Citigroup
100,000	9/30/2012	3.515%	3 mo. LIBOR	Citigroup
75,000	9/28/2012	3.390%	3 mo. LIBOR	DnB NOR Bank
75,000	12/31/2013	2.975%	3 mo. LIBOR	Nordea
229,500	1/5/2011	4.983%	3 mo. LIBOR	The Royal Bank of Scotland

The Company's 26 vessels which collateralize the 2005 Credit Facility also serve as collateral for the interest rate swap agreements with Citigroup, DnB NOR Bank and Nordea, subordinated to the outstanding borrowings and outstanding letters of credit under the 2005 Credit Facility. The interest rate swap agreement with The Royal Bank of Scotland is collateralized by a $12.2 million deposit held by that institution as of December 31, 2009 from which the quarterly cash settlements are paid. Of this deposit, $12.1 million is included in Prepaid expenses and other current assets and the balance of $0.1 million is included in Other assets.

Interest expense pertaining to interest rate swaps for the years ended December 31, 2009, 2008 and 2007 was $11.6 million, $1.9 million and $(0.1) million, respectively.

The Company would have paid a net amount of approximately $21.9 million to settle its outstanding swap agreement based upon its aggregate fair value as of December 31, 2009. This fair value is based upon estimates received from financial institutions.

Cash and Working Capital

Cash decreased to $52.6 million as of December 31, 2009 compared to $104.1 million as of December 31, 2008. Working capital is current assets minus current liabilities, including the current portion of long-term debt. Working capital was $52.3 million as of December 31, 2009 compared to $53.3 million as of December 31, 2008. The current portion of long-term debt included in our current liabilities was $0 as of December 31, 2009 and 2008.

Cash Flows from Operating Activities

Net cash provided by operating activities decreased 58.5% to $47.5 million for the year ended December 31, 2009, compared to $114.4 million for the prior year. This decrease is primarily attributable to a decrease in accounts payable and accrued expenses and other noncurrent liabilities of $51.2 million during the year ended December 31, 2009 compared to an increase of $16.1 million for the prior year; a decrease in deferred voyage revenue of approximately $12.8 million during the year ended December 31, 2009 compared to an increase of $2.9 million during the prior year; and an increase in drydocking costs incurred, which were $18.9 million during the year ended December 31, 2009 compared to $9.8 million during the prior year. Net (loss) income was $(12.0) million and $29.8 million for the years ended December 31, 2009 and 2008, respectively. Partially offsetting this decrease in net cash provided by operating activities and factoring are increases for the year ended December 31, 2009 compared to the prior year of $30.0 million and $40.9 million in depreciation and amortization and goodwill impairment, respectively.

Net cash provided by operating activities increased 19.4% to $114.4 million for the year ended December 31, 2008, compared to $95.8 million for the prior year. This increase is primarily attributable to components of net income that had not been paid as of December 31, 2008 such as the $22 million in compensation accruals in connection with the Company's executive transition plan, which is included in the increase in accrued expenses as of December 31, 2008 as compared to the prior year. Net income was $29.8 million and $44.5 million for the years ended December 31, 2008 and 2007, respectively.

Cash Flows from Investing Activities

Net cash used by investing activities was $24.6 million for the year ended December 31, 2009 compared to $171.1 million for the prior year. During the year ended December 31, 2009, we paid $11.2 million for additions to vessels and vessel equipment, $12.2 million of net deposits to a counterparty to collateralize the RBS interest rate swap and paid $1.2 million of costs associated with the Arlington Acquisition that were unpaid as of December 31, 2008.

Net cash used by investing activities was $171.1 million for the year ended December 31, 2008 compared to $84.5 million for the prior year. During the year ended December 31, 2008, we paid $139.6 million, substantially all of which was used to purchase two Aframax vessels, we paid $33.4 million on one Suezmax construction contract (including capitalized interest of $0.1 million), we paid $5.2 million for other fixed assets and received $7.5 million, which represents the amount by which Arlington's cash balances at December 16, 2008 exceeded merger closing costs paid by the Company. During the year ended December 31, 2007, we paid $80.1 million on three Suezmax construction contracts (including capitalized interest of $2.4 million) and paid $4.4 million for other fixed assets.

Cash Flows from Financing Activities

Net cash used by financing activities for the year ended December 31, 2009 was $74.1 million compared to net cash provided by financing activities of $115.5 million for the prior year. The change in cash provided by financing activities relates primarily to the following:

- During the year ended December 31, 2009, we issued $300 million of 12% Senior Notes for which proceeds after discount were $292.5 million.
- During the year ended December 31, 2009, we paid $8.2 million of deferred financing costs of which $7.2 million was associated with the Senior Notes offering and $1.0 million related to amending the 2005 Credit Facility, compared to $1.7 million paid during the prior year to amend the 2005 Credit Facility.
- During the year ended December 31, 2009, we paid $229.5 million to fully prepay the RBS Facility in accordance with its terms.
- During the years ended December 31, 2009 and 2008, we made net (payments) borrowings of revolving debt associated with our 2005 Credit Facility of $(35.0) million and $196.0 million, respectively.
- During the years ended December 31, 2009 and 2008, we paid $94.0 million and $62.5 million of dividends to shareholders, respectively.
- During the year ended December 31, 2008, we paid $16.4 million to acquire 953,142 shares of our common stock which we retired.

Net cash provided by financing activities for the year ended December 31, 2008 was $115.5 million compared to net cash used by financing activities of $74.3 million for the prior year. The change in cash provided by financing activities relates primarily to the following:

- During the years ended December 31, 2008 and 2007, we made net borrowings of revolving debt associated with our 2005 Credit Facility of $196.0 million and $515.0 million, respectively.

- During the year ended December 31, 2008, we paid $16.4 million to acquire 953,142 shares of common stock which we retired; during the year ended December 31, 2007, we paid $32.7 million to acquire 1,811,144 shares of our common stock which we retired.
- During the years ended December 31, 2008 and 2007, we paid $62.5 million and $555.5 million of dividends to shareholders, respectively.

Capital Expenditures for Drydockings and Vessel Acquisitions

Drydocking
In addition to vessel acquisition and acquisition of newbuilding contracts, other major capital expenditures include funding our drydock program of regularly scheduled in-water survey or drydocking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Management anticipates that vessels which are younger than 15 years are required to undergo in-water surveys 2.5 years after a drydock and that vessels are to be drydocked every five years, while vessels 15 years or older are to be drydocked every 2.5 years in which case the additional drydocks take the place of these in-water surveys. During the year ended December 31, 2009, we paid $18.9 million of drydock-related costs. For the year ending December 31, 2010, we anticipate that we will capitalize costs associated with drydocks on seven vessels. We estimate that the expenditures to complete drydocks during 2010 will aggregate approximately $19 million and that the vessels will be offhire for approximately 290 days to effect these drydocks and significant in-water surveys. The ability to meet this drydock schedule will depend on our ability to generate sufficient cash flows from operations, utilize our revolving credit facilities or secure additional financing.

The United States ratified Annex VI to the International Maritime Organization's MARPOL Convention effective in October 2008. This Annex relates to emission standards for Marine Engines in the areas of particulate matter, NOx and SOx and establishes Emission Control Areas. The emission program is intended to reduce air pollution from ships by establishing a new tier of performance-based standards for diesel engines on all vessels and stringent emission requirements for ships that operate in coastal areas with air-quality problems. On October 10, 2008, the International Maritime Organization adopted a new set of amendments to Annex VI. These new rules/amendments will affect vessels built after the year 2000 and could affect vessels built between 1990 and 2000. We may incur costs to comply with these newly defined standards.

Capital Improvements
During the year ended December 31, 2009, we capitalized $11.2 million relating to capital projects including steel replacement, environmental compliance equipment upgrades, satisfying requirements of oil majors and vessel upgrades. For the year ending December 31, 2010, we have budgeted approximately $6.7 million for such projects.

Vessel Acquisitions
During the fourth quarter of 2008 we also acquired two double-hull Aframax vessels for a contracted price aggregating $137 million.

Also, on December 16, 2008, we completed our stock-for-stock acquisition of Arlington which added its fleet of two VLCCs, two Panamax vessels and four Handymax vessels to our fleet.

Off-Balance Sheet Arrangements

As of December 31, 2009, we did not have any significant off-balance sheet arrangements, as defined in Item 303(a)(4) of SEC Regulation S-K other than outstanding letters of credit under our 2005 Credit Facility as previously discussed.

Other Commitments
In December 2004, the Company entered into a 15-year lease for office space in New York, New York. The monthly rental is as follows: free rent from December 1, 2004 to September 30, 2005, $109,724 per month from October 1, 2005 to September 30, 2010, $118,868 per month from October 1, 2010 to September 30, 2015, and $128,011 per month from October 1, 2015 to September 30, 2020. The monthly straight-line rental expense from December 1, 2004 to September 30, 2020 is $104,603.

The minimum future vessel operating expenses to be paid by the Company under ship management agreements in effect as of December 31, 2009 that will expire in 2010 and 2011 are $9.4 million and $2.6 million, respectively. If the option periods are extended by the charterer of the Arlington Vessels, these ship management agreements will be automatically extended for periods matching the duration of the time charter agreements. Future minimum payments under these ship management agreements exclude such periods.

The following is a tabular summary of our future contractual obligations for the categories set forth below (dollars in millions):

Tabular Disclosure of Contractual Obligations and Commercial Commitments

	Total	2010	2011	2012	2013	2014	Thereafter
2005 Credit Facility	$ 726.0	$ —	$ —	$ 76.3	$649.7	$ —	$ —
Senior Notes	300.0	—	—	—	—	—	300.0
Interest expense(1)	381.5	79.0	63.8	56.7	38.0	36.0	108.8
Senior officer employment agreements (2)	2.2	1.5	0.7	—	—	—	—
Ship management agreements	12.0	9.4	2.6	—	—	—	—
Office leases	16.5	1.8	1.6	1.5	1.4	1.4	8.8
Total commitments	$1,438.2	$91.7	$68.7	$134.5	$689.1	$37.4	$416.8

(1) Future interest payments on our 2005 Credit Facility are based on our current outstanding balance using a current borrowing LIBOR rate of 0.3125%, adjusted for quarterly cash settlements of our interest rate swaps designated as hedges using the same 3-month LIBOR interest rate. The amount also includes a 0.875% commitment fee we are required to pay on the unused portion of the 2005 Credit Facility. Future interest payments on our Senior Notes are based on a fixed rate of interest of 12%.

(2) Senior officer employment agreements are evergreen and renew for subsequent terms of one year. This table excludes future renewal periods.

Other Derivative Financial Instruments

Freight Derivatives

As part of our business strategy, we have and may from time to time enter into freight derivative contracts to hedge and manage market risks relating to the deployment of our existing fleet of vessels. Generally, these freight derivative contracts are futures contracts that would bind us and each counterparty in the arrangement to buy or sell a specified notional amount of tonnage "forward" at an agreed time and price and for a particular route. These contracts generally settle based on the monthly Baltic Tanker Index ("BITR"), which is a worldscale index, and may also include a specified bunker price index. The BITR averages rates received in the spot market by cargo type, crude oil and refined petroleum products, and by trade route. The duration of a contract can be one month, quarterly or up to three years with open positions settling on a monthly basis. Although freight derivatives can be entered into for a variety of purposes, including for hedging, as an option, for trading or for arbitrage, our objective has been to hedge and manage market risks as part of our commercial management. To the extent that we enter into freight derivatives, we may reduce our exposure to any declines in our results from operations due to weak market conditions or downturns, but may also limit our ability to benefit economically during periods of strong demand in the market.

During November 2007, the Company entered into three freight derivative contracts which expired on December 31, 2008. The Company took short positions on two of these contracts for a VLCC tanker route for 45,000 metric tons and a long position for 30,000 metric tons of a Suezmax tanker route. The Company considers all of these contracts to be speculative. At December 31, 2008, these freight derivatives had an aggregate notional value of $0, because they expired on that date. The net fair value of $0.7 million at December 31, 2007 of these freight derivatives was settled as of December 31, 2007 by the clearinghouse of these agreements whereby deposits the Company had with the clearinghouse have been reduced by a like amount, resulting in a realized loss of $1.2 million and $0.7 million for the years ended December 31, 2008 and 2007, respectively.

During May 2006, the Company entered into a freight derivative contract with the intention of fixing the equivalent of one Suezmax vessel to a time charter equivalent rate of $35,500 per day for a three-year period beginning on July 1, 2006. This contract net settles each month with the Company receiving $35,500 per day and paying a floating amount based on the monthly BITR and a specified bunker price index. As of December 31, 2009, the Company is not party to any derivatives of this nature. As of December 31, 2008, the fair market value of the freight derivative, which was determined based on the aggregate discounted cash flows using estimated future rates obtained from brokers, resulted in an asset to the Company of $0.6 million. The Company recorded an unrealized gain (loss) of $(0.6) million, $0.6 million and ($2.3) million for the years ended December 31, 2009, 2008 and 2007, respectively, which is reflected on the Company's statement of operations as Other income (expense). The Company has recorded an aggregate realized gain (loss) of $0.7 million, $(10.2) million and $(1.2) million for the years ended December 31, 2009, 2008 and 2007, respectively, which is classified as Other income (expense) on the statement of operations.

Currency Forward Contract

On October 29, 2007, the Company entered into two call options to purchase at $1.45 per Euro one million Euros on January 16, 2008 and one million Euros on April 16, 2008. The Company paid an aggregate of $39,000 for these options. As of December 31, 2007, the fair value of these options based on the exchange rate on that date resulted in an asset of $21,000 which is recorded as Derivative asset on the Company's balance sheet. The related unrealized gain for the year ended December 31, 2007 of $21,000 is classified as Other income (expense) on the statement of operations.

The Company paid an aggregate of $0.1 million for options to purchase Euros during the year ended December 31, 2008, which is recorded as a realized loss and is classified as Other income (expense) on the statement of operations.

As of December 31, 2009, the Company is not party to any derivatives of this nature.

Bunker Derivatives

During January 2008, we entered into an agreement with a counterparty to purchase 5,000 MT per month of *Gulf Coast 3%* fuel oil for $438.56/MT and sell the same amount of *Rotterdam 3.5% barges* fuel oil for $442.60/MT. This contract settled on a net basis at the end of each calendar month from July 2008 through September 2008 based on the average daily closing prices for these commodities for each month. During the year ended December 31, 2008, we recognized a realized gain of $0.2 million, which is classified as Other income (expense) on the statement of operations.

Also during January 2008, we entered into an agreement with a counterparty for the five-month period from February 2008 to June 2008 which stipulated a spread between *Gulf Coast 3%* fuel oil and *Houston 380* fuel oil of $11.44/MT. The notional amount of fuel oil was 2,000 MT each month and the prices of each commodity were determined based on the average closing trading prices during each month. To the extent the spread was less than $11.44/MT, we were to pay the counterparty; to the extent the spread was greater than $11.44/MT, we were to collect from the counterparty. Because this contract expired on June 30, 2008, the fair value of this contract is $0 as of December 31, 2008. During the year ended December 31, 2008, we recognized a realized gain of $0.2 million which is classified as Other income (expense) on the statement of operations.

During November 2008, we entered into an agreement with a counterparty to purchase 1,000 MT per month of *Houston 380 ex wharf* fuel oil for $254/MT. This contract settled on a net basis at the end of each calendar month from January 2009 through March 2009 based on the average daily closing price for this commodity for each month. During the years ended December 31, 2009 and 2008, we recognized an unrealized (gain) loss of $(0.1) and $0.1 million, respectively, which is classified as Other income (expense) on the statement of operations.

We consider all of our fuel derivative contracts to be speculative.

As of December 31, 2009, the Company is not party to any derivatives of this nature.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies.

Revenue Recognition. Revenue is generally recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, pricing is fixed or determinable and collection is reasonably assured. Our revenues are earned under time charters or spot market voyage contracts. Revenue from time charters is earned and recognized on a daily basis. Certain time charters contain provisions which provide for adjustments to time charter rates based on agreed-upon market rates. Revenue for spot market voyage contracts is recognized based upon the percentage of voyage completion. The percentage of voyage completion is based on the number of spot market voyage days worked at the balance sheet date divided by the total number of days expected on the voyage.

Allowance for Doubtful Accounts. We do not provide any reserve for doubtful accounts associated with our voyage revenues because we believe that our customers are of high creditworthiness and there are no serious issues concerning collectibility.

We have had an excellent collection record during the past seven years. To the extent that some voyage revenues become uncollectible, the amounts of these revenues would be expensed at that time. We provide a reserve for our demurrage revenues based upon our historical record of collecting these amounts. As of December 31, 2009 and 2008, we provided a reserve of approximately 10% for these claims, which we believe is adequate in light of our collection history. We periodically review the adequacy of this reserve so that it properly reflects our collection history. To the extent that our collection experience warrants a greater reserve we will incur an expense to increase this amount in that period.

In addition, certain of our time charter contracts contain speed and fuel consumption provisions. We have a reserve for potential claims, which is based on the amount of cumulative time charter revenue recognized under these contracts which we estimate may need to be repaid to the charterer due to failure to meet these speed and fuel consumption provisions.

Depreciation and Amortization. We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our double-hull tankers on a straight-line basis over their estimated useful lives, estimated to be 25 years from date of initial delivery from the shipyard. We believe that a 25-year depreciable life for double-hull vessels is consistent with that of other ship owners and with its economic useful life. Depreciation is based on cost less the estimated residual scrap value. We estimate our residual scrap value per lightweight ton to be $175. An increase in the useful life of the vessel would have the effect of decreasing the annual depreciation charge and extending it into later periods. An increase in the residual scrap value would decrease the amount of the annual depreciation charge. A decrease in the useful life of the vessel would have the effect of increasing the annual depreciation charge. A decrease in the residual scrap value would increase the amount of the annual depreciation charge.

Replacements, Renewals and Betterments. We capitalize and depreciate the costs of significant replacements, renewals and betterments to our vessels over the shorter of the vessel's remaining useful life or the life of the renewal or betterment. The amount capitalized is based on our judgment as to expenditures that extend a vessel's useful life or increase the operational efficiency of a vessel. We believe that these criteria are consistent with GAAP and that our policy of capitalization reflects the economics and market values of our vessels. Costs that are not depreciated are written off as a component of direct vessel operating expense during the period incurred. Expenditures for routine maintenance and repairs are expensed as incurred. If the amount of the expenditures we capitalize for replacements, renewals and betterments to our vessels were reduced, we would recognize the amount of the difference as an expense.

Deferred Drydock Costs. Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with the drydocks as they occur and amortize these costs on a straight-line basis over the period between drydocks. We believe that these criteria are consistent with GAAP guidelines and industry practice.

Impairment of Long-Lived Assets. We consider events and circumstances, including the factors in FASB ASC 360-10-05, that would have more likely than not require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel carrying value. In the event that impairment occurred, we would determine the fair value of the related asset and we record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. Various factors including the use of a trailing 10-year industry average for each vessel class to forecast future charter rates and vessel operating costs are included in this analysis. During the fourth quarter of 2009, tanker rates continued to remain soft despite our expectation that they would strengthen during the fall and winter months. Additionally, the Company obtained third-party vessel appraisals during the fourth quarter of 2009 which indicated that vessel values had fallen. As a result of these factors, we concluded that a trigger event had occurred and therefore prepared an analysis which estimated the future undiscounted cash flows for each vessel at December 31, 2009. Based on this analysis, similar to the results of this procedure performed at December 31, 2008, no impairment was identified for any of our vessels.

Time Charter Asset/Liability. When we acquire a vessel with an existing time charter, the fair value of the time charter contract is calculated using the present value (based upon an interest rate which reflects our weighted average cost of capital) of the difference between (i) the contractual amounts to be received pursuant to the charter terms including estimates for profit sharing to the extent such provisions exist and (ii) management's estimate of future cash receipts based on its estimate of the fair market charter rate, measured over periods equal to the remaining term of the charter including option periods to extend the time charter contract where the exercise of the option by the charterer is considered probable. Management evaluates the ongoing appropriateness of the amortization period on a quarterly basis by reviewing estimated future time charter rates, reported one- to three-year time charter rates and historical 10-year average time charter rates and comparing such estimates to the option renewal rates in order to evaluate the probability of the charterer exercising the renewal option. For time charter contracts where the contractual cash receipts exceed management's estimate of future cash receipts using the fair market charter rate, we have recorded an asset of $3.1 million and $4.8 million as of December 31, 2009 and 2008, respectively, which is included in Other assets on our balance sheet. This asset is being amortized as a reduction of voyage revenues over the remaining term of such charters or such earlier date to the extent the option period is declined by the charterer. For time charter contracts where the management's estimate of future cash receipts using the fair market charter rate exceed contractual cash receipts, we have recorded a liability of $0.7 million and $22.6 million as of December 31, 2009 and 2008, respectively, which is included in Other noncurrent liabilities on our balance sheet. This liability is being amortized as an increase in voyage revenues over the remaining term of such charters or such earlier date to the extent the option period is declined by the charterer. During the third quarter of 2009, we accelerated the amortization on four time charters it acquired during the Arlington Acquisition, having been informed by the charterer that the options would not be exercised. Accordingly, we accelerated the amortization on these contracts such that the net liability would be fully amortized by the date on which vessel being chartered was redelivered to us. The incremental effect of this adjustment reduced the time charter liability and asset by $17.0 million and $0.5 million, respectively, and resulted in additional Voyage revenues recognized of $16.4 million for the year ended December 31, 2009.

Goodwill. We follow the provisions of FASB ASC 350-20-35, *Intangibles—Goodwill and Other* (SFAS No. 142). We evaluate goodwill for impairment as of December 31 of each year, or more frequently if events and circumstances indicate that the asset might be impaired. Goodwill impairment testing is a two-step process. As each of our vessels is considered an operating segment, each is also considered a reporting unit for testing goodwill for impairment. Accordingly, goodwill, substantially all of which arose in the Arlington Acquisition, has been allocated to the vessel/reporting units based on their proportionate fair value at date of acquisition. The first step involves a comparison of the estimated fair value of a reporting unit with its carrying amount. If the estimated fair value of the reporting unit exceeds the carrying value, goodwill of the reporting unit is considered unimpaired. If the carrying amount of the reporting unit exceeds its estimated fair value, the second step is performed to measure the amount of impairment, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined by allocating the estimated fair value of the reporting unit to the estimated fair value of its existing assets and liabilities in a manner similar to a purchase price allocation. The unallocated portion of the estimated fair value of the reporting unit is the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying amount, an impairment loss, equivalent to the difference, is recorded as a reduction of goodwill and a charge to operating expense.

In our annual assessment of goodwill for impairment, we estimate future net cash flows of operating the vessels in our fleet to which goodwill has been allocated over their remaining useful lives. For this purpose, over their remaining useful lives, we use the trailing 10-year industry average charter rates for each vessel class recognizing that the transportation of crude oil and petroleum products is cyclical in nature and is subject to wide fluctuation in rates, and we believe the use of a 10-year average is the best measure of future rates over the remaining useful life of our fleet, adjusted for time charter contracts in place and a discount for the first two years. Also for this purpose, we use a 92% utilization rate which was lower than our historic average of approximately 95%. For the 10-year period ended December 31, 2009, the industry average rates used in our assessment for Aframax, Suezmax, VLCC, Panamax and Handymax vessels were $35,171, $46,811, $59,041, $29,698 and $23,319, respectively.

We expect to incur the following costs over the remaining useful lives of the vessels in our fleet:

- Vessel operating costs based on historic and budgeted costs adjusted for inflation,
- Drydocking costs based on historic costs adjusted for inflation, and
- General and administrative costs adjusted for inflation.

The more significant factors which could impact our assumptions regarding voyage revenues, drydocking costs and general and administrative expenses include, without limitation: (a) loss or reduction in business from our significant customers; (b) changes in demand; (c) material decline in rates in the tanker market; (d) changes in production of or demand for oil and petroleum products, generally or in particular regions; (e) greater than anticipated levels of tanker newbuilding orders or lower than anticipated rates of tanker scrapping; (f) changes in rules and regulations applicable to the tanker industry, including, without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries; (g) actions taken by regulatory authorities; and (h) increases in costs including without limitation crew wages, insurance, provisions, repairs and maintenance.

Step 1 of impairment testing consists of determining and comparing the fair value of a reporting unit, calculated primarily using discounted expected future cash flows, to the carrying value of the reporting unit. Based on performance of this test, the Arlington Acquisition goodwill allocated to all eight reporting units was determined to be impaired. The Company then undertook the second step of the goodwill impairment test which involves the procedures discussed above. As a result of our testing, we determined that all of the goodwill allocated to the four Handymax vessel reporting units and two Panamax vessel reporting units was fully impaired, which resulted in a write-off at December 31, 2009 of $40.9 million. Conversely, the step 2 test did not result in any impairment charge related to the goodwill allocated to our two VLCC vessel reporting units.

The Company also had $1.2 million of goodwill associated with a 2001 transaction. Such goodwill is allocated to five Aframax vessel reporting units. This goodwill was also tested for impairment, but each reporting unit passed step 1, indicating that there was no impairment.

Recent Accounting Pronouncements

In September 2006, the FASB issued FASB ASC 820-10, *Fair Value Measurements and Disclosures* (SFAS No. 157). This statement, as amended through April 2009, defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. The adoption of this statement did not have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB issued FASB ASC 805, *Business Combinations* (SFAS No. 141 (Revised 2007), (SFAS No. 141R)). This statement will significantly change the accounting for business combinations. Under this statement, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. FASB ASC 805 also includes a substantial number of new disclosure requirements and applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As the provisions of FASB ASC 805 are applied prospectively, the impact to the Company cannot be determined until the transactions occur.

In December 2007, the FASB issued FASB ASC 810, *Consolidation* (SFAS No. 160). FASB ASC 810 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This accounting standard is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of this statement on January 1, 2009 did not have a material impact on the Company's financial position, results of operations and cash flows.

In March 2008, the FASB issued FASB ASC 815, *Derivative and Hedging* (SFAS No. 161). FASB ASC 815 requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. FASB ASC 815 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of FASB ASC 815 did not have a material impact on the Company's financial position, results of operations and cash flows.

In May 2009, the FASB issued FASB ASC 855, *Subsequent Events* (SFAS No. 165), which provides guidance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. FASB ASC 855 is effective for interim or fiscal periods ending after June 15, 2009. On February 24, 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-09, *Amendments to Certain Recognition and Disclosure Requirements,* which is effective immediately. The ASU amends FASB ASC 855 to address certain implementation issues related to an entity's requirement to perform and disclose subsequent events procedures. The amendments that are specifically relevant include the requirement that SEC filers evaluate subsequent events through the date the financial statements are issued, and the exemption of SEC filers from disclosing the date through which subsequent events have been evaluated. The adoption of ASC 855 and ASU 2010-09 did not have a material impact on the Company's financial position, results of operations and cash flows.

Related Party Transactions

During the fourth quarter of 2000, the Company loaned $486,467 to Peter C. Georgiopoulos. This loan does not bear interest and is due and payable on demand. The full amount of this loan was outstanding as of December 31, 2008. The full amount of this loan was repaid by Mr. Georgiopoulos on February 27, 2009.

During the years ended December 31, 2009 and 2008, Peter C. Georgiopoulos and P C Georgiopoulos & Co. LLC, an investment management company controlled by Peter C. Georgiopoulos, rents office space and incurred office expenses of $109,000 and $21,000, respectively. As of December 31, 2009 balance of $5,000 remains outstanding for those expenses billed in December.

During the years ended December 31, 2009, 2008 and 2007, General Maritime Subsidiary incurred fees for legal services aggregating $38,000, $51,000 and $46,000, respectively, to the father of Peter C. Georgiopoulos. None of the balance remains outstanding as of December 31, 2009.

Genco Shipping & Trading Limited ("Genco"), an owner and operator of dry bulk vessels, has incurred travel-related expenditures for use of the Company aircraft and other miscellaneous expenditures during the years ended December 31, 2009 and 2008, totaling $139,000 and $337,000, respectively. The balance of $10,000 remains outstanding as of December 31, 2009. Peter C. Georgiopoulos is a director of Genco.

During the years ended December 31, 2009 and 2008, Genco made available one of its employees who performed internal audit services for the Company for which the Company was invoiced $158,000 and $175,000 based on actual time spent by the employee. The balance of $51,000 remains outstanding as of December 31, 2009. In addition, during the year ended December 31, 2009, Genco invoiced the Company $4,000 relating to 2009 office expense, which was paid in full as of December 31, 2009.

During the years ended December 31, 2009, 2008 and 2007 Aegean Marine Petroleum Network, Inc. ("Aegean") supplied bunkers and lubricating oils to the Company's vessels aggregating $2,074,000, $1,320,000 and $1,190,000, respectively. The balance of $1,189,000 remains outstanding as of December 31, 2009. During July 2006, an investment vehicle controlled by Peter Georgiopoulos and John Tavlarios, a member of the Company's Board of Directors and the chief executive officer of General Maritime Management LLC ("GMM"), made an investment in and purchased shares of Aegean from Aegean's principal shareholder. During December 2006, Aegean completed its initial public offering. At that time, Peter Georgiopoulos became Chairman of the Board of Aegean and John Tavlarios joined the Board of Directors of Aegean. In addition, the Company provided office space in its New York office to Aegean during the years ended December 31, 2009 and 2008 for $55,000 and $47,000, respectively. A balance of $5,000 remains outstanding as of December 31, 2009.

Pursuant to the Company's revised aircraft use policy, the following authorized executives were permitted, subject to approval from the Company's Chairman/Chief Executive Officer, to charter the Company's aircraft from an authorized third-party charterer for use on non-business flights: the former Chief Executive Officer (current Chairman of the Board of Directors), the former President of General Maritime Management LLC (current President of General Maritime Corporation), the Chief Financial Officer and the Chief Administrative Officer. The chartering fee to be paid by the authorized executive was the greater of: (i) the incremental cost to the Company of the use of the aircraft and (ii) the applicable Standard Industry Fare Level for the flight under Internal Revenue Service regulations, in each case as determined by the Company. The amount of use of the aircraft for these purposes was monitored from time to time by the Audit Committee. During the year ended December 31, 2009, no authorized executive chartered the Company's aircraft from the third-party charterer. Peter C. Georgiopoulos incurred charter fees totaling $14,000 payable directly to the third-party charterer during the year ended December 31, 2009. During the year ended December 31, 2008, Peter C. Georgiopoulos chartered the Company's aircraft from the third-party charterer on six occasions and incurred charter fees totaling $318,000 payable directly to the third-party charterer. There was no personal usage of the Company's aircraft incurred from other Company executives during the years ended December 2009 and December 2008. The Company terminated its lease of the aircraft as of February 9, 2009.

QUANTITATIVE AND QUALITATIVE DISCLOSURE OF MARKET RISK

Interest Rate Risk

We are exposed to various market risks, including changes in interest rates. Changes in interest rates may result in changes in the fair market value of our financial instruments, interest income and interest expense. The exposure to interest rate risk relates primarily to our debt. At December 31, 2009, we had $726.0 million of floating rate debt with a margin over LIBOR of 250 basis points compared to December 31, 2008 when we had $990.5 million of floating rate debt with margins over LIBOR ranging from 100 basis points to 125 basis points. As of December 31, 2009, the Company is party to five interest rate swaps which effectively fix LIBOR on an aggregate $579.5 million of its outstanding floating rate debt to fixed rates ranging from 2.975% to 4.983%. A one percent increase in LIBOR would increase interest expense on the portion of our $146.5 million outstanding floating rate indebtedness, which is not hedged, by approximately $1.5 million per year from December 31, 2009.

Changes in interest rates would not impact our interest expense for our long-term fixed interest rate Senior Notes. However, changes in interest rates would impact the fair market value of the Senior Notes. In general, the fair market value of debt with a fixed interest rate will increase as interest rates fall. Conversely, the fair market value of debt will decrease as interest rates rise. The currently outstanding Senior Notes accrue interest at the rate of 12% per annum and mature on November 15, 2017 and the effective interest rate on such notes is 12.5%. A hypothetical 10% change in interest rates as of December 31, 2009 would have no impact on our interest expense for our fixed interest rate debt.

Foreign Exchange Rate Risk

The international tanker industry's functional currency is the U.S. Dollar. Virtually all of the Company's revenues and most of its operating costs are in U.S. Dollars. The Company incurs certain operating expenses, drydocking, and overhead costs in foreign currencies, the most significant of which is the Euro, as well as British Pounds, Japanese Yen, Singapore Dollars, Australian Dollars and Norwegian Kroners. During the year ended December 31, 2009, approximately 14% of the Company's direct vessel operating expenses were denominated in these currencies. The potential additional expense from a 10% adverse change in quoted foreign currency exchange rates, as it relates to all of these currencies, would be approximately $1.4 million for the year ended December 31, 2009.

CONSOLIDATED BALANCE SHEETS

December 31, 2009 and 2008

(dollars in thousands, except per share data)	December 31, 2009	2008
Assets		
Current Assets:		
Cash	$ 52,651	$ 104,146
Due from charterers, net	9,142	10,533
Prepaid expenses and other current assets	46,735	26,456
Derivative asset	—	568
Total current assets	108,528	141,703
Noncurrent Assets:		
Vessels, net of accumulated depreciation of $303,660 and $233,051, respectively	1,251,624	1,319,555
Other fixed assets, net	13,251	11,507
Deferred drydock costs, net	25,358	18,504
Deferred financing costs, net	11,728	5,296
Derivative asset	417	—
Other assets	4,497	8,998
Goodwill	29,854	71,662
Total noncurrent assets	1,336,729	1,435,522
Total Assets	$1,445,257	$1,577,225
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued expenses	$ 33,339	$ 55,164
Deferred voyage revenue	3,078	15,893
Derivative liability	19,777	17,335
Total current liabilities	56,194	88,392
Noncurrent Liabilities:		
Long-term debt	1,108,609	990,500
Other noncurrent liabilities	2,977	24,717
Derivative liability	2,568	17,817
Total noncurrent liabilities	1,024,154	1,033,034
Total Liabilities	1,080,348	1,121,426
Commitments and Contingencies		
Shareholders' Equity:		
Common stock, $0.01 par value per share; authorized 75,000,000 shares; issued and outstanding 58,248,189 and 57,850,528 shares at December 31, 2009 and December 31, 2008, respectively	583	579
Paid-in capital	390,525	474,424
Accumulated deficit	(11,995)	—
Accumulated other comprehensive loss	(14,204)	(19,204)
Total shareholders' equity	364,909	455,799
Total Liabilities and Shareholders' Equity	$1,445,257	$1,577,225

See notes to consolidated financial statements.

Consolidated Statements of Operations

For the Years Ended December 31, 2009, 2008 and 2007

(dollars in thousands, except per share data)	2009	2008	2007
Voyage Revenues:			
Voyage revenues	$350,520	$326,068	$255,015
Operating Expenses:			
Voyage expenses	58,876	54,404	38,069
Direct vessel expenses	95,573	63,556	48,213
General and administrative	40,339	80,285	46,920
Depreciation and amortization	88,024	58,037	49,671
Goodwill impairment	40,872	—	—
Loss on disposal of vessel equipment	2,051	804	417
Total operating expenses	325,735	257,086	183,290
Operating Income	24,785	68,982	71,725
Other Income (Expense):			
Interest income	129	1,099	2,482
Interest expense	(37,344)	(29,388)	(25,541)
Other income (expense)	435	(10,886)	(4,127)
Net other expense	(36,780)	(39,175)	(27,186)
Net (loss) income	$ (11,995)	$ 29,807	$ 44,539
Earnings per common share:			
Basic	$ (0.22)	$ 0.76	$ 1.09
Diluted	$ (0.22)	$ 0.73	$ 1.06
Weighted average shares outstanding—basic	54,650,943	39,463,257	40,739,766
Weighted average shares outstanding—diluted	54,650,943	40,561,633	41,825,061

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

For the Years Ended December 31, 2009, 2008 and 2007

(dollars in thousands, except per share data)	Common Stock	Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive (Loss)	Comprehensive Income	Total
Balance at January 1, 2007	$440	$ 438,669	$ 324,804	$ —		$ 763,913
Comprehensive income:						
Net income			44,539		$ 44,539	44,539
Unrealized derivative loss on cash flow hedge				(2,412)	(2,412)	(2,412)
Comprehensive income					$ 42,127	
Exercise of stock options		123				123
Issuance of 634,774 shares of restricted stock, net of forfeitures	7	(7)				—
Acquisition and retirement of 1,811,144 shares of common stock	(18)	(32,639)				(32,657)
Cash dividends paid		(190,780)	(364,723)			(555,503)
Restricted stock issued in lieu of cash dividend	1	4,619	(4,620)			—
Restricted stock amortization, net of forfeitures		10,654				10,654
Balance at December 31, 2007	430	230,639	—	(2,412)		228,657
Comprehensive income:						
Net income			29,807		$ 29,807	29,807
Unrealized derivative loss on cash flow hedge				(17,597)	(17,597)	(17,597)
Foreign currency translation gains				805	805	805
Comprehensive income					$ 13,015	
Exercise of stock options		49				49
Acquisition and retirement of 953,142 shares of common stock	(10)	(16,369)				(16,379)
Issuance of 15,500,000 shares of common stock in exchange for all of Arlington Tankers shares	155	281,413				281,568
Issuance of 380,937 shares of restricted stock, net of forfeitures	4	(4)				—
Cash dividends paid		(32,726)	(29,807)			(62,533)
Restricted stock amortization, net of forfeitures		11,422				11,422
Balance at December 31, 2008	579	474,424	—	(19,204)		$ 455,799
Comprehensive income:						
Net loss			(11,995)		$(11,995)	(11,995)
Unrealized derivative gain on cash flow hedge				5,248	5,248	5,248
Foreign currency translation loss				(248)	(248)	(248)
Comprehensive loss					$ (6,995)	
Issuance of 416,322 shares of restricted stock, net of forfeitures	4	(4)				—
Cash dividends paid		(93,965)				(93,965)
Restricted stock amortization, net of forfeitures		10,070				10,070
Balance at December 31, 2009	$583	$ 390,525	$ (11,995)	$(14,204)		$ 364,909

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2009, 2008 and 2007

(dollars in thousands)	2009	2008	2007
Cash Flows from Operating Activities:			
Net (loss) income	$ (11,995)	$ 29,807	$ 44,539
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss on disposal of vessel equipment	2,051	804	417
Depreciation and amortization	88,024	58,037	49,671
Goodwill impairment	40,872	—	—
Amortization of deferred financing costs	1,724	1,089	959
Amortization of discount on Senior Notes	73	—	—
Restricted stock compensation expense	10,070	11,422	10,654
Net unrealized loss (gain) on derivative financial instruments	581	(540)	2,284
Allowance for bad debts	149	514	—
Changes in assets and liabilities:			
Decrease in due from charterers	1,242	752	2,726
(Increase) decrease in prepaid expenses and other current and noncurrent assets	(2,297)	3,350	(10,953)
(Decrease) increase in accounts payable other current and noncurrent liabilities	(51,240)	16,063	5,518
(Decrease) increase in deferred voyage revenue	(12,815)	2,904	1,833
Deferred drydock costs incurred	(18,921)	(9,787)	(11,815)
Net cash provided by operating activities	47,518	114,415	95,833
Cash Flows from Investing Activities:			
Payments for vessel construction in progress	—	(33,885)	(80,061)
Purchase of Vessel improvements and other fixed assets	(11,241)	(5,164)	(4,455)
Deposit made to counterparty for interest rate swap	(12,247)	—	—
Cash held by Arlington upon merger, less merger costs paid	—	7,529	—
Expenditures for Arlington Merger	(1,144)	—	—
Payments for vessels	—	(139,562)	—
Net cash used by investing activities	(24,632)	(171,082)	(84,516)
Cash Flows from Financing Activities:			
Proceeds from Senior Notes offering	292,536	—	—
Payment to retire long-term debt	(229,500)	—	—
Borrowings on revolving credit facilities	15,000	226,000	570,000
Repayments on revolving credit facilities	(50,000)	(30,000)	(55,000)
Deferred financing costs paid	(8,156)	(1,661)	(1,214)
Cash dividends paid	(93,965)	(62,533)	(555,503)
Payments to acquire and retire common stock	—	(16,379)	(32,657)
Proceeds from exercise of stock options	—	49	123
Net cash (used) provided by financing activities	(74,085)	115,476	(74,251)
Effect of exchange rate changes on cash balances	(296)	811	—
Net (decrease) increase in cash	(51.495)	59,620	(62,934)
Cash, beginning of the year	104,146	44,526	107,460
Cash, end of year	$ 52,651	$ 104,146	$ 44,526
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest (net of amount capitalized)	$ 37,554	$ 27,608	$ 24,296
Transfer from Vessel construction in progress to Vessel	$ —	$ 63,794	$ 127,885
Restricted stock granted to employees (net of forfeitures)	$ 2,791	$ 3,996	$ 12,142
Restricted stock granted in lieu of cash dividends	$ —	$ —	$ 4,620

See notes to consolidated financial statements.

(dollars in thousands, except per share, per day and per ton data)

1. Basis of Presentation and Summary of Significant Accounting Policies

Nature of Business. General Maritime Corporation (the "Company") through its subsidiaries provides international transportation services of seaborne crude oil and petroleum products. The Company's fleet is comprised of VLCC, Suezmax, Aframax, Panamax and Handymax vessels. The Company operates its business in one business segment, which is the transportation of international seaborne crude oil and petroleum products.

The Company's vessels are primarily available for charter on a spot voyage or time charter basis. Under a spot voyage charter, which generally lasts from several days to several weeks, the owner of a vessel agrees to provide the vessel for the transport of specific goods between specific ports in return for the payment of an agreed upon freight per ton of cargo or, alternatively, for a specified total amount. All operating and specified voyage costs are paid by the owner of the vessel.

A time charter involves placing a vessel at the charterer's disposal for a set period of time, generally one to three years, during which the charterer may use the vessel in return for the payment by the charterer of a specified daily or monthly hire rate. In time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel and specified voyage costs such as fuel, canal and port charges are paid by the charterer.

Basis of Presentation. On December 16, 2008, pursuant to an Agreement and Plan of Merger and Amalgamation, dated as of August 5, 2008, by and among the General Maritime Corporation (the "Company"), Arlington Tankers Ltd. ("Arlington"), Archer Amalgamation Limited ("Amalgamation Sub"), Galileo Merger Corporation ("Merger Sub") and General Maritime Subsidiary Corporation (formerly General Maritime Corporation) ("General Maritime Subsidiary"), Merger Sub merged with and into General Maritime Subsidiary, with General Maritime Subsidiary continuing as the surviving entity (the "Merger"), and Amalgamation Sub amalgamated with Arlington (the "Amalgamation" and, together with the Merger, collectively, the "Arlington Acquisition"). As a result of the Arlington Acquisition, General Maritime Subsidiary and Arlington each became a wholly owned subsidiary of the Company. In addition, upon the consummation of the Mergers, the Company exchanged 1.34 shares of its common stock for each share of common stock held by shareholders of General Maritime Subsidiary and exchanged one share of its common stock for each share held by shareholders of Arlington. The financial statements of the Company have been prepared on the accrual basis of accounting. A summary of the significant accounting policies followed in the preparation of the accompanying financial statements, which conform to accounting principles generally accepted in the United States of America, is presented below.

Restatement. Subsequent to filing of the Company's Annual Report on Form 10-K for the year ended December 31, 2009, the Company identified that, in connection with the reporting of 2009 dividends on its Statement of Shareholders' Equity, the Company's net loss for the year ended December 31, 2009 of $11,995 was incorrectly reclassified as a reduction of Paid-in capital instead of remaining as a reduction of Retained earnings which would have created an Accumulated deficit. The Company has corrected this error in the consolidated balance sheet and consolidated statement of shareholders' equity and comprehensive income with resulting increases in Paid-in capital and Accumulated deficit of $11,995 at December 31, 2009. This correction had no effect on total Shareholders' Equity, Net loss or Net cash provided by operating activities. Management believes that the effects of this restatement are not material to the 2009 financial statements.

Business Geographics. Non-U.S. operations accounted for 100% of revenues and net income. Vessels regularly move between countries in international waters, over hundreds of trade routes. It is therefore impractical to assign revenues or earnings from the transportation of international seaborne crude oil and petroleum products by geographical area.

Segment Reporting. Each of the Company's vessels serve the same type of customer, have similar operations and maintenance requirements, operate in the same regulatory environment, and are subject to similar economic characteristics. Based on this, the Company has determined that it operates in one reportable segment, the transportation of crude oil and petroleum products with its fleet of vessels.

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of General Maritime Corporation and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

Accounting Standards Codification. In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification ("ASC") 105, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162* (Statement of Financial Accounting Standards ("SFAS") No. 168). This standard replaced SFAS No. 162, *The Hierarchy of Generally Accepted Accounting*

(dollars in thousands, except per share, per day and per ton data)

Principles and has modified the U.S. GAAP hierarchy to include only two levels of GAAP: authoritative and nonauthoritative. The FASB Accounting Standards Codification (the "Codification") became the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. On the effective date of FASB ASC 105, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification became nonauthoritative. This statement is effective for fiscal years and interim periods ending after September 15, 2009. Because the Codification was not intended to alter existing U.S. GAAP, the adoption of this statement did not have an impact on the Company's consolidated financial statements.

Revenue and Expense Recognition. Revenue and expense recognition policies for spot market voyage and time charter agreements are as follows:

Spot Market Voyage Charters. Spot market voyage revenues are recognized on a pro rata basis based on the relative transit time in each period. The period over which voyage revenues are recognized commences at the time the vessel arrives at the load port for a voyage and ends at the time that discharge of cargo is completed. Estimated losses on voyages are provided for in full at the time such losses become evident. Voyage expenses primarily include only those specific costs which are borne by the Company in connection with voyage charters which would otherwise have been borne by the charterer under time charter agreements. These expenses principally consist of fuel, canal and port charges. Demurrage income represents payments by the charterer to the vessel owner when loading and discharging time exceed the stipulated time in the spot market voyage charter. Demurrage income is measured in accordance with the provisions of the respective charter agreements and the circumstances under which demurrage claims arise and is recognized on a pro rata basis over the length of the voyage to which it pertains. At December 31, 2009 and 2008, the Company has a reserve of approximately $553 and $510, respectively, against its due from charterers balance associated with demurrage revenues and certain other receivables.

Time Charters. Revenue from time charters is recognized on a straight-line basis as the average revenue over the term of the respective time charter agreement. Direct vessel expenses are recognized when incurred. Time charter agreements require that the vessels meet specified speed and bunker consumption standards. The Company has determined that there are no unasserted claims on any of its time charters; accordingly, there is no reserve as of December 31, 2009 and 2008.

Vessels, Net. Vessels, net is stated at cost less accumulated depreciation. Included in vessel costs are acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage. Vessels are depreciated on a straight-line basis over their estimated useful lives, determined to be 25 years from date of initial delivery from the shipyard. In addition, the Company estimates residual value of its vessels to be $175/LWT.

Depreciation is based on cost less the estimated residual scrap value. The costs of significant replacements, renewals and betterments are capitalized and depreciated over the shorter of the vessel's remaining useful life or the life of the renewal or betterment. Depreciation expense of vessel assets for the years ended December 31, 2009, 2008 and 2007 totaled $72,280, $43,503, and $37,316, respectively. Undepreciated cost of any asset component being replaced is written off as a component of Loss (gain) on sale of vessels and vessel equipment and is an operating expense. Expenditures for routine maintenance and repairs are expensed as incurred.

Other Fixed Assets, Net. Other fixed assets, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

Description	Useful Lives
Furniture and fixtures	10 years
Vessel and computer equipment	5 years

Replacements, Renewals and Betterments. The Company capitalizes and depreciates the costs of significant replacements, renewals and betterments to its vessels over the shorter of the vessel's remaining useful life or the life of the renewal or betterment. The amount capitalized is based on management's judgment as to expenditures that extend a vessel's useful life or increase the operational efficiency of a vessel. Costs that are not depreciated are written off as a component of direct vessel operating expense during the period incurred. Expenditures for routine maintenance and repairs are expensed as incurred.

Impairment of Long-Lived Assets. The Company follows FASB ASC 360-10-05, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS No. 144), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the asset's carrying amount. In the evaluation of the fair value and future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including the use of trailing 10-year industry average for each vessel class to forecast future charter rates and vessel operating costs are included in this analysis. During the fourth quarter of 2009, tanker rates continued to remain soft despite our expectation that they would strengthen during the fall and winter months. Additionally, the Company obtained third-party vessel appraisals during the fourth quarter of 2009 which indicated that vessel values had fallen. As a result of these factors, the Company concluded that a trigger event had occurred and therefore prepared an analysis which estimated the future undiscounted cash flows for each vessel at December 31, 2009. Based on this analysis, similar to the results of this procedure performed at December 31, 2008, no impairment was identified for any of the Company's vessels.

Deferred Drydock Costs, Net. Approximately every 30 to 60 months the Company's vessels are required to be drydocked for major repairs and maintenance, which cannot be performed while the vessels are operating. The Company capitalizes costs associated with the drydocks as they occur and amortizes these costs on a straight-line basis over the period between drydocks. Amortization of drydock costs is included in depreciation and amortization in the statement of operations. For the years ended December 31, 2009, 2008 and 2007, amortization was $12,067, $11,493 and $10,178, respectively. Accumulated amortization as of December 31, 2009 and 2008 was $19,384 and $22,176, respectively.

Deferred Financing Costs, Net. Deferred financing costs include fees, commissions and legal expenses associated with securing loan facilities. These costs are amortized on a straight-line basis over the life of the related debt, which is included in interest expense. Amortization was $1,724, $1,089 and $959 for the years ended December 31, 2009, 2008 and 2007, respectively. Accumulated amortization as of December 31, 2009 and 2008 was $4,399 and $2,873, respectively.

Time Charter Asset/Liability. When the Company acquires a vessel with an existing time charter, the fair value of the time charter contract is calculated using the present value (based upon an interest rate which reflects the Company's weighted average cost of capital) of the difference between (i) the contractual amounts to be received pursuant to the charter terms including estimates for profit sharing to the extent such provisions exist and (ii) management's estimate of future cash receipts based on its estimate of the fair market charter rate, measured over periods equal to the remaining term of the charter including option periods to extend the time charter contract where the exercise of the option by the charterer is considered probable. Management evaluates the ongoing appropriateness of the amortization period on a quarterly basis by reviewing estimated future time charter rates, reported one- to three-year time charter rates and historical 10-year average time charter rates and comparing such estimates to the option renewal rates in order to evaluate the probability of the charterer exercising the renewal option. For time charter contracts where the contractual cash receipts exceed management's estimate of future cash receipts using the fair market charter rate, the Company has recorded an asset of $3,117 and $4,706 as of December 31, 2009 and 2008, respectively, which is included in Other assets on the Company's balance sheet. This asset is being amortized as a reduction of voyage revenues over the remaining term of such charters or such earlier date to the extent the option period is declined by the charterer. For time charter contracts where the management's estimate of future cash receipts using the fair market charter rate exceed contractual cash receipts, the Company has recorded a liability of $671 and $22,590 as of December 31, 2009 and 2008, respectively, which is included in Other noncurrent liabilities on the Company's balance sheet. This liability is being amortized as an increase in voyage revenues over the remaining term of such charters or such earlier date to the extent the option period is declined by the charterer. During the third quarter of 2009, the Company accelerated the amortization on four time charters it acquired during the Arlington Acquisition, having been informed by the charterer that the options would not be exercised. Accordingly, the Company accelerated the amortization on these contracts such that the net liability would be fully amortized by the date on which vessel being chartered was redelivered to the Company. The incremental effect of this adjustment reduced the time charter liability and asset by $16,954 and $515, respectively, and resulted in additional Voyage revenues recognized of $16,439 for the year ended December 31, 2009.

Goodwill. The Company follows the provisions for FASB ASC 350-20-35, *Intangibles—Goodwill and Other* (SFAS No. 142). This statement requires that goodwill and intangible assets with indefinite lives be tested for impairment at least annually and written down with a charge to operations when the carrying amount exceeds the estimated fair value. Goodwill as of December 31, 2009 and 2008 was $29,854

(dollars in thousands, except per share, per day and per ton data)

and $71,662, respectively. All but $1,245 of goodwill relates to the Arlington Acquisition (see Note 2). During the year ended December 31, 2009, the Company adjusted the fair value of lubricating oils on board the eight vessels acquired in the Arlington Acquisition which reduced goodwill by $1,234 and increased Prepaid expense and other current assets by the same amount. Based on annual tests performed, the Company determined that there was an impairment of goodwill as of December 31, 2009 of $40,872.

Income Taxes. The Company is incorporated in the Republic of the Marshall Islands. Pursuant to the income tax laws of the Marshall Islands, the Company is not subject to Marshall Islands income tax. Additionally, pursuant to the U.S. Internal Revenue Code, the Company is exempt from U.S. income tax on its income attributable to the operation of vessels in international commerce. Pursuant to various tax treaties, the Company's shipping operations are not subject to foreign income taxes. Therefore, no provision for income taxes is required. The Company adopted FASB ASC 740-25, *Accounting for Uncertainty in Income Taxes* (FASB Interpretation No. 48 (FIN 48)) effective January 1, 2007. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized upon adoption of this pronouncement. The Company qualifies for an exemption pursuant to Section 883 of the U.S. Internal Revenue Code of 1986, or the Code, from U.S. federal income tax on shipping income that is derived from U.S. sources. The Company is similarly exempt from state and local income taxation.

Deferred Voyage Revenue. Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as income when earned in the appropriate future periods.

Comprehensive Income. The Company follows FASB ASC 220, *Reporting Comprehensive Income* (SFAS No. 130) which establishes standards for reporting and displaying comprehensive income and its components in financial statements. Comprehensive income is comprised of net income, foreign currency translation gains and losses, and unrealized gains and losses related to our interest rate swaps.

Accounting Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include goodwill, vessel and drydock valuations and the valuation of derivative financial instruments and amounts due from charterers. Actual results could differ from those estimates.

Earnings Per Share. Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Because the Company exchanged 1.34 shares of its common stock for each share of common stock held by shareholders of General Maritime Subsidiary and exchanged one share of its common stock for each share held by shareholders of Arlington to effect the Arlington Acquisition, the weighted average number of common shares outstanding during the year have been retroactively adjusted to reflect the exchange had it occurred on January 1, 2006. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

Fair Value of Financial Instruments. With the exception of the Company's Senior Notes (see Note 10), the estimated fair values of the Company's financial instruments approximate their individual carrying amounts as of December 31, 2009 and 2008 due to their short-term maturity or the variable-rate nature of the respective borrowings.

Derivative Financial Instruments. In addition to the interest rate swaps described below, which guard against the risk of rising interest rates which would increase interest expense on the Company's outstanding borrowings, the Company has been party to other derivative financial instruments to guard against the risks of (a) a weakening U.S. Dollar that would make future Euro-based expenditure more costly, (b) rising fuel costs which would increase future voyage expenses and (c) declines in future spot market rates which would reduce revenues on future voyages of vessels trading on the spot market. Except for its interest rate swaps described below, the Company's derivative financial instruments have not historically qualified for hedge accounting for accounting purposes, although the Company considered certain of these derivative financial instruments to be economic hedges against these risks. The Company records the fair value of its derivative financial instruments on its balance sheet as Derivative liabilities or assets, as applicable. Changes in fair value in the derivative financial instruments that do not qualify for hedge accounting, as well as payments made to or received from counterparties to periodically settle the derivative transactions, are recorded as Other income (expense) on the statement of operations as applicable. See Notes 10, 11 and 12 for additional disclosures on the Company's financial instruments.

Interest Rate Risk Management. The Company is exposed to interest rate risk through its variable rate credit facility. Pay-fixed, receive variable interest rate swaps are used to achieve a fixed rate of interest on the hedged portion of debt in order to increase the ability of the Company to forecast interest expense. The objective of these swaps is to protect the Company from changes in borrowing rates on the current and any replacement floating rate credit facility where LIBOR is consistently applied. Upon execution the Company designates the hedges as cash flow hedges of benchmark interest rate risk under FASB ASC 815, *Derivatives and Hedging* (SFAS No. 133) and establishes effectiveness testing and measurement processes. Changes in the fair value of the interest rate swaps are recorded as assets or liabilities and effective gains/losses are captured in a component of other comprehensive income until reclassified to interest expense when the hedged variable rate interest expenses are accrued and paid. See Notes 10, 11 and 12 for additional disclosures on the Company's interest rate swaps.

For the portion of the forward interest rate swaps that are not effectively hedged, the change in the value and the rate differential to be paid or received is recognized as income or (expense) from derivative instruments and is listed as a component of other (expense) income until such time the Company has obligations against which the swap is designated and is an effective hedge.

As of December 31, 2009, the Company is party to pay-fixed interest rate swap agreements that expire between 2011 and 2013 which effectively convert floating rate obligations to fixed rate instruments. During the years ended December 31, 2009, 2008 and 2007, the Company recognized a charge (credit) to other comprehensive loss (OCI) of $(5,248), $17,597 and $2,412, respectively. The aggregate net liability in connection with a portion of the Company's interest rate swaps as of December 31, 2009 and 2008 was $21,928 and $35,020, respectively, and is presented as Derivative liability on the sheet.

Concentration of Credit Risk. Financial instruments that potentially subject the Company to concentrations of credit risk are amounts due from charterers. With respect to accounts receivable, the Company limits its credit risk by performing ongoing credit evaluations and, when deemed necessary, requires letters of credit, guarantees or collateral. The Company earned 35.8% and 22.0% of its revenues from two customers during the year ended December 31, 2009. The Company earned 40.8% and 39.5%, respectively, of its revenues from one customer during the years ended December 31, 2008 and 2007, respectively. Management does not believe significant risk exists in connection with the Company's concentrations of credit at December 31, 2009.

The Company maintains substantially all of its cash with three high-credit-quality financial institutions. None of the Company's cash balances are covered by insurance in the event of default by this financial institution.

Foreign Exchange Gains and Losses. Gains and losses on transactions denominated in foreign currencies are recorded within the consolidated statement of operations as components of general and administrative expenses or other income (expense) depending on the nature of the transactions to which they relate. During the years ended December 31, 2009, 2008 and 2007, transactions denominated in foreign currencies resulted in increases in general and administrative expenses of $0, $72 and $114, respectively, and increases in other expense (income) of $224, $0 and $(198), respectively.

Recent Accounting Pronouncements. In September 2006, the FASB issued FASB ASC 820-10, *Fair Value Measurements and Disclosures* (SFAS No. 157). This statement, as amended through April 2009, defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. The adoption of this statement did not have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB issued FASB ASC 805, *Business Combinations* (SFAS No. 141 (Revised 2007), (SFAS No. 141R)). This statement will significantly change the accounting for business combinations. Under this statement, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. FASB ASC 805 also includes a substantial number of new disclosure requirements and applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As the provisions of FASB ASC 805 are applied prospectively, the impact to the Company cannot be determined until the transactions occur.

In December 2007, the FASB issued FASB ASC 810, *Consolidation* (SFAS No. 160). FASB ASC 810 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This accounting standard is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of this statement on January 1, 2009 did not have a material impact on the Company's financial position, results of operations and cash flows.

(dollars in thousands, except per share, per day and per ton data)

In March 2008, the FASB issued FASB ASC 815, *Derivative and Hedging* (SFAS No. 161). FASB ASC 815 requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. FASB ASC 815 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of FASB ASC 815 did not have a material impact on the Company's financial position, results of operations and cash flows.

In May 2009, the FASB issued FASB ASC 855, *Subsequent Events* (SFAS No. 165), which provides guidance to establish general standards of accounting for and disclosures of events that occur after balance sheet date but before financial statements are issued or are available to be issued. FASB ASC 855 is effective for interim or fiscal periods ending after June 15, 2009. On February 24, 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-09, *Amendments to Certain Recognition and Disclosure Requirements*, which is effective immediately. The ASU amends FASB ASC 855 to address certain implementation issues related to an entity's requirement to perform and disclose subsequent events procedures. The amendments that are specifically relevant include the requirement that SEC filers evaluate subsequent events through the date the financial statements are issued, and the exemption of SEC filers from disclosing the date through which subsequent events have been evaluated. The adoption of FASB ASC 855 and ASU 2010-09 did not have a material impact on the Company's financial position, results of operations and cash flows.

2. Arlington Acquisition

On August 5, 2008, General Maritime Subsidiary entered into a merger agreement with Arlington in order to increase the size of the Company's fleet and increase the percentage of its vessels on time charter. The merger was consummated on December 16, 2008 at which time the Company issued 15.5 million shares of its common stock in exchange for the 15.5 million shares owned by Arlington shareholders. The shares issued were valued pursuant to FASB ASC 805 (SFAS No. 141), which required the Company to use the market price of General Maritime Subsidiary common shares over a reasonable period of time before and after the terms of the merger were agreed upon which was determined to be the average closing price of General Maritime Subsidiary common shares for a period of two days before and two days after August 6, 2008 (date of announcement of the merger). Consequently, the value of the shares issued by the Company to acquire Arlington was $281,568. This amount, together with approximately $8,216 of closing costs incurred by the Company to effect the merger, represents the total amount paid for Arlington. A summary of the consideration paid, the fair value of the net assets acquired and resulting goodwill is as follows:

Consideration paid:	
Common stock issued	$ 281,568
Merger-related closing costs	8,216
	289,784
Fair value of net assets acquired:	
Cash	14,898
Prepaid expenses	222
Due from charterers	1,237
Vessels	476,000
Other assets	9,512
Accrued expenses	(12,652)
Deferred voyage revenue	(2,707)
Long-term debt	(229,500)
Derivative liability	(15,054)
Other liabilities	(22,590)
Fair value of net assets acquired	219,366
Goodwill	$ 70,418

Goodwill arose as a result of the decline in the fair value of the vessels acquired during the period between the date on which the merger was agreed to and the date on which the merger was actually consummated.

Pro forma income statement data for the years ended December 31, 2008 and 2007 is presented below and give effect to the Arlington Acquisition had it taken place on January 1, 2007:

	Year Ended December 31, 2008	Year Ended December 31, 2007
	(unaudited)	
Revenue	$394,197	$325,214
Income before extraordinary items	62,476	49,544
Net income	62,476	49,544
Basic earnings per share	$ 1.15	$ 0.88

The pro forma income statements above exclude nonrecurring items such as the $22,000 compensation accruals for the cash payment to Peter C. Georgiopoulos in connection with the termination of his employment arrangements with the Company in connection with the Company's executive transition plan and the cash payment in lieu of a bonus of $8,000 paid to Mr. Georgiopoulos pursuant to the executive transition plan and approximately $10,165 of costs incurred by Arlington pursuant to the Arlington Acquisition, inclusive of severance costs.

3. Goodwill Impairment

FASB ASC 350-20-35, *Intangibles—Goodwill and Other* (SFAS No. 142) adopts an aggregate view of goodwill and bases the accounting for goodwill on the units of the combined entity into which an acquired entity is integrated (those units are referred to as reporting units). A reporting unit is an operating segment as defined in FASB ASC 280, *Disclosures about Segments of an Enterprise and Related Information* (SFAS No. 131), or one level below an operating segment. The Company considers each vessel to be an operating segment and a reporting unit. Accordingly, goodwill, substantially all of which arose in the Arlington Acquisition, has been allocated to these eight vessels acquired based on the proportionate fair value of the vessels at the date of acquisition.

FASB ASC 350-20-35 provides guidance for impairment testing of goodwill which is not amortized. Other than goodwill, the Company does not have any other intangible assets that are not amortized. Goodwill is tested for impairment using a two-step process that begins with an estimation of the fair value of the Company's reporting units. The first step is a screen for potential impairment and the second step measures the amount of impairment, if any. The first step involves a comparison of the estimated fair value of a reporting unit with its carrying amount. If the estimated fair value of the reporting unit exceeds the carrying value, goodwill of the reporting unit is considered unimpaired. Conversely, if the carrying amount of the reporting unit exceeds its estimated fair value, the second step is performed to measure the amount of impairment, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined by allocating the estimated fair value of the reporting unit to the estimated fair value of its existing assets and liabilities in a manner similar to a purchase price allocation. The unallocated portion of the estimated fair value of the reporting unit is the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying amount, an impairment loss, equivalent to the difference, is recorded as a reduction of goodwill and a charge to operating expense.

In the Company's 2009 annual assessment of goodwill for impairment, the Company estimates future net cash flows of operating the vessels in its fleet to which goodwill has been allocated over their remaining useful lives. For this purpose, over their remaining useful lives, the Company uses the trailing 10-year industry average rates for each vessel class recognizing that the transportation of crude oil and petroleum products is cyclical in nature and is subject to wide fluctuation in rates, and management believes the use of a 10-year average is the best measure of future rates over the remaining useful life of our fleet, adjusted for time charter contracts in place and a discount for the first two years. Also for this purpose, the Company uses a utilization rate based on the Company's historic average. For the 10-year period ended December 31, 2009, the industry average rates used in our assessment for Aframax, Suezmax, VLCC, Panamax and Handymax vessels were $35,171, $46,811, $59,041, $29,698 and $23,319, respectively.

The Company expects to incur the following costs over the remaining useful lives of the vessels in our fleet:

- Vessel operating costs based on historic and budgeted costs adjusted for inflation,
- Drydocking costs based on historic costs adjusted for inflation, and
- General and administrative costs adjusted for inflation.

The more significant factors which could impact management's assumptions regarding voyage revenues, drydocking costs and general and administrative expenses include, without limitation: (a) loss or reduction in business from our significant customers; (b) changes in demand; (c) material decline in rates in the tanker market; (d) changes in production of or demand for oil and petroleum products, generally or in particular regions; (e) greater than anticipated levels of tanker newbuilding orders or lower than anticipated rates of tanker scrapping; (f) changes in rules and regulations applicable to the tanker industry, including, without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries; (g) actions taken by regulatory authorities; and (h) increases in costs including without limitation crew wages, insurance, provisions, repairs and maintenance.

Step 1 of impairment testing consists of determining and comparing the fair value of a reporting unit, calculated primarily using discounted expected future cash flows, to the carrying value of the reporting unit. Based on performance of this test, it was determined that the Arlington Acquisition goodwill allocated to all eight reporting units was impaired. The Company then undertook the second step of the goodwill impairment test which involves the procedures discussed above. As a result of this testing, management determined that all of the goodwill allocated to the four Handymax vessel reporting units and two Panamax vessel reporting units was fully impaired, which resulted in a write-off at December 31, 2009 of $40,872, which represents the accumulated impairment of goodwill. Conversely, the step 2 test did not result in any impairment charge related to the goodwill allocated to the Company's two VLCC vessel reporting units.

(dollars in thousands, except per share, per day and per ton data)

The Company also had $1,244 of goodwill associated with a 2001 transaction. Such goodwill is allocated to five Aframax vessel reporting units. This goodwill was also tested for impairment, but each reporting unit passed step 1, indicating that there was no impairment.

4. Cash Flow Information

The Company excluded from non-cash investing activities in the Consolidated Statement of Cash Flows items included in accounts payable and accrued expenses for the purchase of Other fixed assets of approximately $1,430 for the year ended December 31, 2009.

The Company excluded from non-cash investing activities in the Consolidated Statement of Cash Flows items included in accounts payable and accrued expenses for the purchase of Vessels, Other fixed assets, and costs of effecting the Arlington Acquisition of approximately $550, $307 and $846, respectively, for the year ended December 31, 2008. The fair value of the net assets of Arlington that the Company acquired on December 16, 2008 in exchange for common stock of the Company valued at $281,568 is a non-cash transaction and the composition of those net assets is shown in Note 2.

The Company excluded from non-cash investing activities in the Consolidated Statement of Cash Flows items included in accounts payable and accrued expenses for the purchase of Vessels, Vessel construction in progress and Other fixed assets of approximately $63, $422 and $982, respectively, for the year ended December 31, 2007.

5. Vessel Acquisitions/Deliveries

During the fourth quarter of 2008, the Company acquired two double-hull Aframax vessels built in 2002 for an aggregate purchase price of $137,000.

Pursuant to the Arlington Acquisition on December 16, 2008 (see Note 2), the Company acquired the two VLCCs, two Panamax vessels and four Handymax vessels.

6. Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. Because the Company exchanged 1.34 shares of its common stock for each share of common stock held by shareholders of General Maritime Subsidiary and exchanged one share of its common stock for each share held by shareholders of Arlington to effect the Arlington Acquisition, the weighted average number of common shares outstanding during the year has been retroactively adjusted to reflect the exchange had it occurred on January 1, 2006. The computation of diluted earnings per share assumes the exercise of all dilutive stock options using the treasury stock method and the lapsing of restrictions on unvested restricted stock awards, for which the assumed proceeds upon lapsing the restrictions are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive. For the years ended December 31, 2008 and 2007, all stock options were considered to be dilutive.

The components of the denominator for the calculation of basic earnings per share and diluted earnings per share are as follows:

	Year Ended December 31,		
	2009	2008	2007
Common shares outstanding, basic:			
Weighted average common shares outstanding, basic	54,650,943	39,463,257	40,739,766
Common shares outstanding, diluted:			
Weighted average common shares outstanding, basic	54,650,943	39,463,257	40,739,766
Stock options	—	1,097	5,814
Restricted stock awards	—	1,097,279	1,079,481
Weighted average common shares outstanding, diluted	54,650,943	40,561,633	41,825,061

Due to the net loss realized for the year ended December 31, 2009, potentially dilutive restricted stock awards totaling 992,773 shares were determined to be anti-dilutive.

During January 2008, the Company repurchased and retired 953,142 shares of its common stock for $16,379.

7. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	December 31,	
	2009	2008
Bunkers and lubricants inventory	$14,605	$ 6,678
Insurance claims receivable	11,987	11,999
Collateral deposit for interest rate swap	12,081	—
Prepaid insurance	2,543	2,294
Other	5,519	5,485
Total	$46,735	$26,456

Insurance claims receivable consist substantially of payments made by the Company for repairs of vessels that the Company expects, pursuant to the terms of the insurance agreements, to recover from the carrier.

8. Other Fixed Assets

Other fixed assets consist of the following:

	December 31, 2009	December 31, 2008
Other fixed assets:		
Furniture, fixtures and equipment	$ 3,694	$ 4,111
Vessel equipment	18,461	13,144
Computer equipment	1,019	1,202
Other	71	71
Total cost	23,245	18,528
Less: accumulated depreciation	9,994	7,021
Total	$13,251	$11,507

9. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	December 31, 2009	December 31, 2008
Accounts payable	$14,137	$ 7,314
Accrued operating	10,951	36,518
Accrued administrative	8,251	11,332
Total	$33,339	$55,164

10. Long-Term Debt

Long-term debt, net of discount, consists of the following:

	December 31, 2009	December 31, 2008
2005 Credit Facility	$ 726,000	$761,000
RBS Facility	—	229,500
Senior Notes, net of $7,391 discount	292,609	—
Long-term debt	$1,018,609	$990,500

Senior Notes

On November 12, 2009, the Company and certain of the Company's direct and indirect subsidiaries (the "Subsidiary Guarantors") issued $300,000 of 12% Senior Notes which are due November 15, 2016. Interest on the Senior Notes is payable semiannually in cash in arrears each May 15 and November 15, commencing on May 15, 2010. The Senior Notes are senior unsecured obligations of the Company and rank equally in right of payment with all of the Company's and the Subsidiary Guarantor's existing and future senior unsecured indebtedness. The Senior Notes are guaranteed on a senior unsecured basis by the Subsidiary Guarantors. The Subsidiary Guarantors, jointly and severally, guarantee the payment of principal of premium, if any, and interest on the Senior Notes on an unsecured basis. If the Company is unable to make payments on the Senior Notes when they are due, any Subsidiary Guarantors are obligated to make them instead. The proceeds of the Senior Notes, prior to payment of fees and expenses, were $292,536. As of December 31, 2009, the discount on the Senior Notes is $7,391. This discount is being amortized as interest expense over the term of the Senior Notes using the effective interest method.

The Company has the option to redeem all or a portion of the Senior Notes at any time on or after November 15, 2013 at fixed redemption prices, plus accrued and unpaid interest, if any, to the date of redemption, and at any time prior to November 15, 2013 at a make-whole price. In addition, at any time prior to November 15, 2012, the Company may, at its option, redeem up to 35% of the Senior Notes with the proceeds of certain equity offerings.

If the Company experiences certain kinds of changes of control, the Company must offer to purchase the Senior Notes from holders at 101% of their principal amount plus accrued and unpaid interest. The indenture pursuant to which the Senior Notes were issued contains covenants that, among other things, limit the Company's ability and the ability of any of its "restricted" subsidiaries to (i) incur additional debt, (ii) make certain investments or pay dividends or distributions on its capital stock or purchase, redeem or retire capital stock, (iii) sell assets, including capital stock of its subsidiaries, (iv) restrict dividends or other payments by its subsidiaries, (v) create liens that secure debt, (vi) enter into transactions with affiliates and (vii) merge or consolidate with another company. These covenants are subject to a number of exceptions, limitations and qualifications set forth in the indenture.

2005 Credit Facility

On October 26, 2005, General Maritime Subsidiary entered into a revolving credit facility (the "2005 Credit Facility") with a syndicate of commercial lenders, and on October 20, 2008, the 2005 Credit Facility was amended and restated to give effect to the Arlington Acquisition and the Company was added as a loan party. The 2005 Credit Facility was used to refinance its then existing term borrowings. The 2005 Credit Facility, as amended and restated, which has been further amended on various dates through December 18, 2009, provides a total commitment of $749,813.

On February 24, 2009, the Company amended the 2005 Credit Facility to accelerate the $50,063 amortization of the outstanding commitment scheduled to occur on October 26, 2009 to February 24, 2009 and to pledge the *Genmar Daphne* as additional collateral under the facility.

On October 27, 2009, the Company entered into an amendment with the lenders under its 2005 Credit Facility, which became effective on November 12, 2009, when the Company completed its Senior Notes offering (described

(dollars in thousands, except per share, per day and per ton data)

above). The Company agreed with the lenders in which additional vessels may be pledged as additional collateral under the 2005 Credit Facility. Pursuant to this amendment, the 2005 Credit Facility was amended to, among other things:

- Reduce the commitment under the 2005 Credit Facility to $749,813, the result of which is that the next scheduled reduction in total commitment will be April 26, 2011.
- Amend the net debt to EBITDA maintenance covenant to increase the permitted ratio to 6.5:1.0 to and including September 30, 2010, to 6.0:1.0 from December 31, 2010 until September 30, 2011 and to 5.5:1.0 thereafter.
- Amend the collateral vessel appraisal reporting from annually to semiannually and require the Company to provide a collateral vessel appraisal report dated within 30 days of the delivery date thereof.
- Restrict the Company's quarterly dividends to no more than $0.125 per share.
- Increase the applicable interest rate margin over LIBOR to 250 basis points from 100 basis points and the commitment fee to 87.5 basis points from 35 basis points.
- Permit subsidiary guarantees in a qualified notes offering and obligate the Company to deliver guarantees to the lenders for all subsidiaries that guarantee the notes issued in a qualified notes offering.

On December 18, 2009, the Company entered into an amendment with the lenders under the 2005 Credit Facility clarifying certain provisions. On December 23, 2009, four additional vessels were pledged to the lenders.

Under the 2005 Credit Facility, as amended and restated, the Company is permitted to pay quarterly cash dividends limited to $0.125 per share. The 2005 Credit Facility, as amended and restated, currently provides for semiannual reductions of $50,063 commencing on May 26, 2011 and a bullet reduction of $599,625 on October 26, 2012. Up to $50,000 of the 2005 Credit Facility is available for the issuance of standby letters of credit to support obligations of the Company and its subsidiaries that are reasonably acceptable to the issuing lenders under the 2005 Credit Facility. As of December 31, 2009, the Company has outstanding letters of credit aggregating $5,008 which expire between March 2010 and December 2010, leaving $44,992 available to be issued.

Under the 2005 Credit Facility, as amended and restated, the Company is not permitted to reduce the sum of (A) unrestricted cash and cash equivalents plus (B) the lesser of (1) the total available unutilized commitment and (2) $25,000, to be less than $50,000. In addition, the Company will not permit its net debt to EBITDA ratio to be greater than 6.5:1.0 to and including September 30, 2010, to 6.0:1.0 from December 31, 2010 until September 30, 2011 and to 5.5:1.0 thereafter.

The 2005 Credit Facility, as amended and restated, carries an interest rate of LIBOR plus 250 basis points on the outstanding portion and a commitment fee of 87.5 basis points on the unused portion. As of December 31, 2009 and 2008, $726,000 and $761,000, respectively, of the facility is outstanding. The 2005 Credit Facility is secured by 26 of the Company's double-hull vessels with an aggregate carrying value as of December 31, 2009 of $935,941, as well as the Company's equity interests in its subsidiaries that own these assets, insurance proceeds of the collateralized vessels, and certain deposit accounts related to the vessels. Each subsidiary of the Company with an ownership interest in these vessels provides an unconditional guaranty of amounts owing under the 2005 Credit Facility. The Company also provides a guarantee and has pledged its equity interests in General Maritime Subsidiary.

The Company's ability to borrow amounts under the 2005 Credit Facility is subject to satisfaction of certain customary conditions precedent, and compliance with terms and conditions contained in the credit documents. These covenants include, among other things, customary restrictions on the Company's ability to incur indebtedness or grant liens, pay dividends or make stock repurchases (except as otherwise permitted as described above), engage in businesses other than those engaged in on the effective date of the 2005 Credit Facility and similar or related businesses, enter into transactions with affiliates, and merge, consolidate, or dispose of assets. The Company is also required to comply with various financial covenants, including with respect to the Company's minimum cash balance, collateral maintenance, and net debt to EBITDA ratio. The amended and restated Credit Agreement defines EBITDA as net income before net interest expense, provision for income taxes, depreciation and amortization, non-cash management incentive compensation, as amended and restated. If the Company does not comply with the various financial and other covenants and requirements of the 2005 Credit Facility, as amended and restated, the lenders may, subject to various customary cure rights, require the immediate payment of all amounts outstanding under the facility.

As of December 31, 2009, the Company is in compliance with all of the financial covenants under its 2005 Credit Facility and its Senior Notes.

Interest rates during the year ended December 31, 2009 ranged from 1.25% to 2.81% on the 2005 Credit Facility.

RBS Facility

Following the Arlington Acquisition, Arlington remained a party to its $229,500 facility with The Royal Bank of Scotland plc. (the "RBS Facility"). The RBS Facility was fully prepaid in accordance with its terms for $229,500 on November 13, 2009 using proceeds of the Senior Notes offering and is no longer outstanding. This facility had been secured by first priority mortgages over the Arlington Vessels, assignment of earnings and insurances and Arlington's rights under the time charters for the vessels and the ship management agreements, a pledge of the shares of Arlington's wholly owned subsidiaries and a security interest in certain of Arlington's bank accounts. The RBS Facility with The Royal Bank of Scotland was to mature on January 5, 2011. Borrowings under the RBS Facility bore interest at LIBOR plus a margin of 125 basis points. In connection with the RBS Facility, the Company is party to an interest rate swap agreement with The Royal Bank of Scotland. This swap was de-designated as a hedge as of November 13, 2009 because the Company did not have sufficient floating rate debt outstanding set at 3-month LIBOR subsequent to the repayment of the RBS Facility against which this swap's notional principal amount of $229,500 could be designated. As of December 31, 2009, the Company rolled over at 3-month LIBOR all of its $726,000 outstanding balance on its 2005 Credit Facility and the RBS Swap was re-designated for hedge accounting against this debt. This interest rate swap remains outstanding as of December 31, 2009 and is described below.

During the years ended December 31, 2009, 2008 and 2007, the Company paid dividends of $93,965, $62,533 and $555,503, respectively. Included in the dividends paid during the year ended December 31, 2007 is a special dividend of $11.19 per share of $486,491.

A repayment schedule of outstanding borrowings at December 31, 2009 is as follows:

Period ending December 31,	2005 Credit Facility	Senior Notes	Total
2010	$ —	$ —	$ —
2011	76,312	—	76,312
2012	649,688	—	649,688
2013	—	—	—
2014	—	—	—
Thereafter	—	300,000	300,000
	$726,000	$300,000	$1,026,000

Interest Rate Swap Agreements

On December 31, 2009, the Company is party to five interest rate swap agreements to manage interest costs and the risk associated with changing interest rates. The notional principal amounts of these swaps aggregate $579,500, the details of which are as follows:

Notional Amount	Expiration Date	Fixed Interest Rate	Floating Interest Rate	Counterparty
$100,000	10/1/2010	4.748%	3 mo. LIBOR	Citigroup
100,000	9/30/2012	3.515%	3 mo. LIBOR	Citigroup
75,000	9/28/2012	3.390%	3 mo. LIBOR	DnB NOR Bank
75,000	12/31/2013	2.975%	3 mo. LIBOR	Nordea
229,500	1/5/2011	4.983%	3 mo. LIBOR	The Royal Bank of Scotland

(dollars in thousands, except per share, per day and per ton data)

The changes in the notional principal amounts of the swaps during the years ended December 31, 2009, 2008 and 2007 are as follows:

	December 31,		
	2009	2008	2007
Notional principal amount, beginning of year	$579,500	$100,000	$ —
Additions	—	479,500	100,000
Amortization of swaps	—	—	—
Notional principal amount, end of the year	$579,500	$579,500	$100,000

The Company's 26 vessels which collateralize the 2005 Credit Facility also serve as collateral for the interest rate swap agreements with Citigroup, DnB NOR Bank and Nordea, subordinated to the outstanding borrowings and outstanding letters of credit under the 2005 Credit Facility. The interest rate swap agreement with The Royal Bank of Scotland is collateralized by a $12,247 deposit held by that institution as of December 31, 2009 from which the quarterly cash settlements are paid. Of this deposit, $12,081 is included in Prepaid expenses (see Note 7) and other current assets and the balance of $166 is included in Other assets.

Interest expense pertaining to interest rate swaps for the years ended December 31, 2009, 2008 and 2007 was $11,635, $1,853 and $(122), respectively.

The Company would have paid a net amount of approximately $21,928 to settle its outstanding swap agreement based upon its aggregate fair value as of December 31, 2009. This fair value is based upon estimates received from financial institutions. At December 31, 2009, $12,692 of Accumulated OCI is expected to be reclassified into income over the next 12 months associated with interest rate derivatives.

Interest expense under all of the Company's credit facilities, Senior Notes and interest rate swaps aggregated $37,344, $29,388 and $25,541 for the years ended December 31, 2009, 2008 and 2007, respectively. Interest expense excludes interest that was capitalized associated with the construction of certain Suezmax vessels $0, $119 and $2,385 for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company may issue debt securities in the future. All or substantially all of the subsidiaries of the Company may be guarantors of such debt. Any such guarantees are expected to be full, unconditional and joint and several. Each of the Company's subsidiaries is 100% owned by the Company. In addition, the Company has no independent assets or operations outside of its ownership of the subsidiaries and any such subsidiaries of the Company other than the subsidiary guarantors are expected to be minor. Other than restrictions contained (i) in the RBS Facility arising from any events of default and (ii) under applicable provisions of the corporate, limited liability company and similar laws of the jurisdictions of formation of the subsidiaries of the Company, no restrictions exist on the ability of the subsidiaries to transfer funds to the Company through dividends, distributions or otherwise.

11. Derivative Financial Instruments

In addition to interest rate swap agreements (see Note 10), the Company is party to the following derivative financial instruments:

Foreign Currency. On October 29, 2007, the Company entered into two call options to purchase at $1.45 per Euro one million Euros on January 16, 2008 and one million Euros on April 16, 2008. The Company paid an aggregate of $39 for these options. As of December 31, 2007, the fair value of these options based on the exchange rate on that date resulted in an asset of $21 which is recorded as Derivative asset on the Company's balance sheet. The related unrealized gain for the year ended December 31, 2007 of $21 is classified as Other income (expense) on the statement of operations.

The Company paid an aggregate of $126 for options to purchase Euros during the year ended December 31, 2008, which is recorded as a realized loss and is classified as Other income (expense) on the statement of operations.

Fuel. During January 2008, the Company entered into an agreement with a counterparty to purchase 5,000 MT per month of *Gulf Coast 3%* fuel oil for $438.56/MT and sell the same amount of *Rotterdam 3.5% barges* fuel oil for $442.60/MT. This contract settled on a net basis at the end of each calendar month from July 2008 through September 2008 based on the average daily closing prices for these commodities for each month. During the year ended December 31, 2008, the Company recognized a realized gain of $164, which is classified as Other income (expense) on the statement of operations.

Also during January 2008, the Company entered into an agreement with a counterparty for the five-month period from February 2008 to June 2008 which stipulated a spread between *Gulf Coast 3%* fuel oil and *Houston 380* fuel oil of $11.44/MT. The notional amount of fuel oil was 2,000 MT each month and the prices of each commodity were determined based on the average closing trading prices during each month. To the extent the spread was less than $11.44/MT, the Company was to pay the counterparty; to the extent the spread is greater than $11.44/MT, the Company was to collect from the counterparty. Because this contract expired on June 30, 2008, the fair value of this contract is $0 as of December 31, 2008. During the year ended December 31, 2008, the Company recognized a realized gain of $155 which is classified as Other income (expense) on the statement of operations.

During November 2008, the Company entered into an agreement with a counterparty to purchase 1,000 MT per month of *Houston 380 ex wharf* fuel oil for $254/MT. This contract will settle on a net basis at the end of each calendar month from January 2009 through March 2009 based on the average daily closing price for this commodity for each month. During the years ended December 31, 2009 and 2008, the Company recognized an unrealized (gain) loss of $(132) and $132, respectively, which is classified as Other income (expense) on the statement of operations. During the years ended December 31, 2009 and 2008, the Company recognized a realized gain of $10 and $0, respectively, which is classified as Other income (expense) on the statement of operations.

The Company considers all of its fuel derivative contracts to be speculative.

Freight Rates. During the years ended December 31, 2008 and 2007, the Company has taken net short positions in freight derivative contracts, which reduce a portion of the Company's exposure to the spot charter market by creating synthetic time charters. These freight derivative contracts involve contracts to provide a fixed number of theoretical voyages at fixed rates. These contracts net settle each month with the Company receiving a fixed amount per day and paying a floating amount based on the monthly Baltic Tanker Index ("BITR"), which is a worldscale index, and, under certain contracts, a specified bunker price index. The duration of a contract can be one month, quarterly or up to three years with open positions settling on a monthly basis. The BITR averages rates received in the spot market by cargo type, crude oil and refined petroleum products, and by trade route. The Company uses freight derivative contracts as economic hedges, but has not designated them as hedges for accounting purposes. As such, changes in the fair value of these contracts are recorded to the Company's statement of operations as Other income (expense) in each reporting period.

During November 2007, the Company entered into three freight derivative contracts which expired on December 31, 2008. The notional amount is based on a computation of the quantity of cargo (or freight) the contract specifies, the contract rate (based on a certain trade route) and a flat rate determined by the market on an annual basis. Each contract is marked to market for the specified cargo and trade route. The fair value of forward freight agreements is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date. The Company took short positions on two of these contracts for a VLCC tanker route for 45,000 metric tons and a long position for 30,000 metric tons of a Suezmax tanker route. The Company considers all of these contracts to be speculative. At December 31, 2008, these freight derivatives had an aggregate notional value of $0, because they expired on that date. The net fair value of $737 at December 31, 2007 of these freight derivatives was settled as of December 31, 2007 by the clearinghouse of these agreements whereby deposits the Company had with the clearinghouse have been reduced by a like amount, resulting in a realized loss of $1,228 and $737 for the years ended December 31, 2008 and 2007, respectively.

During May 2006, the Company entered into a freight derivative contract with the intention of fixing the equivalent of one Suezmax vessel to a time charter equivalent rate of $35,500 per day for a three-year period beginning on July 1, 2006. This contract net settles each month with the Company receiving $35,500 per day and paying a floating amount based on the monthly BITR and a specified bunker price index. As of December 31, 2009 and 2008, the fair market value of the freight derivative, which was determined based on the aggregate discounted cash flows using estimated future rates obtained from brokers, resulted in an asset to the Company of $0 and $568, respectively. The Company recorded an unrealized gain (loss) of $(568), $644 and ($2,256) for the years ended December 31, 2009, 2008 and 2007, respectively, which is reflected on the Company's statement of operations as Other income (expense). The Company has recorded an aggregate realized gain (loss) gain of $720, $(10,217) and $(1,247) for the years ended December 31, 2009, 2008 and 2007, respectively, which is classified as Other income (expense) on the statement of operations.

(dollars in thousands, except per share, per day and per ton data)

A summary of derivative assets and liabilities on the Company's balance sheets is as follows:

	December 31, 2009		December 31, 2008			
	Interest Rate Swap	Total	Interest Rate Swap	Freight Derivative	Bunker Derivative	Total
Current asset	$ —	$ —	$ —	$568	$ —	$ 568
Noncurrent asset	417	417	—	—	—	—
Current liability	(19,777)	(19,777)	(17,203)	—	(132)	(17,335)
Noncurrent liability	(2,568)	(2,568)	(17,817)	—	—	(17,817)
	$(21,928)	$(21,928)	$(35,020)	$568	$(132)	$(34,584)

Tabular disclosure of financial instruments under FASB ASC 815 required by FASB ASC 820 are as follows:

	Liability Derivatives	
	December 31, 2009	
	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments under SFAS No. 133		
Interest rate contracts	Derivative Asset, noncurrent	$ 417
Interest rate contracts	Derivative Liability, current	(19,777)
Interest rate contracts	Derivative Liability, noncurrent	(2,568)
Total derivatives designated as hedging instruments under FASB ASC 815		(21,928)
Total derivatives		$(21,928)

The Effect of Derivative Instruments on the Consolidated Statement of Operations for the Year Ended December 31, 2009

Derivatives in FASB ASC 815 Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion)	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion)
Interest rate contracts	$(6,443)	Interest expense	$(11,691)	Other income/ expense	$(253)
Total	$(6,443)		$(11,691)		$(253)

The Effect of Derivative Instruments on the Consolidated Statement of Operations for the Year Ended December 31, 2009

Derivatives Not Designated as Hedging Instruments under FASB ASC 815	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative
Interest rate contracts	Interest expense	$215
Freight derivative	Other income/expense	$152
Bunker derivative	Other income/expense	$142
Total		$509

The Effect of Derivative Instruments on the Consolidated Statement of Operations for the Three Months Ended December 31, 2009

Derivatives in FASB ASC 815 Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion)	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion)
Interest rate contracts	$(1,361)	Interest expense	$(3,830)	Other income/ expense	$(26)
Total	$(1,361)		$(3,830)		$(26)

12. Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments are as follows:

	December 31, 2009		December 31, 2008	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 52,651	$ 52,651	$104,146	$104,146
Floating rate debt	726,000	726,000	990,500	990,500
Senior Notes	292,609	319,500	—	—
Derivative financial instruments (See Note 10)	(21,928)	(21,928)	(34.584)	(34,584)

The fair value of term loans and revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. The carrying value approximates the fair market value for the variable rate loans. The Senior Notes are carried at par value, net of original issue discount. The fair value of the Senior Notes is derived from quoted market prices and is therefore a Level 1 item. The fair value of interest rate swaps (used for purposes other than trading) is the estimated amount the Company would pay to terminate swap agreements at the reporting date, taking into account current interest rates and the current credit-worthiness of the swap counterparties. The fair value of the freight derivative was determined based on the aggregate discounted cash flows using estimated future rates obtained from brokers. The fair value of the currency options is based on the exchange rates at the end of the year.

The Company's derivative instruments include pay-fixed, receive-variable interest rate swaps based on LIBOR swap rate. The LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore were considered Level 2 items. Also, the Company's freight derivative values and one of its bunker derivatives were based on quoted rates on the BITR and are therefore considered Level 2 items. The fair value of the currency options were based on the exchange rates at the end of the year.

FASB ASC 820-10 states that the fair value measurement of a liability must reflect the nonperformance risk of the entity. Therefore, the impact of the Company's creditworthiness has also been factored into the fair value measurement of the derivative instruments in a liability position.

The following table summarizes the valuation of our financial instruments by the above FASB ASC 820-10 pricing levels as of the valuation dates listed:

	December 31, 2009		
	Total	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)
Derivative instruments—asset position	$ 417	$—	$ 417
Derivative instruments—liability position	22,345	—	22,345

In accordance with the provisions of FASB ASC 350-20, goodwill with a carrying amount of $40,872 was written down to its implied value of $0, resulting in an impairment charge of $40.9 million, which was included in earnings for the period. The Company used significant unobservable inputs (Level 3) in determining implied fair value of goodwill, as discussed in Note 3.

A reconciliation of fuel derivatives which are based on Level 3 inputs for the years ended December 31, 2009 and 2008 is as follows:

	2009	2008
Fair value, January 1	$(132)	$ —
Fair value, December 31	—	(132)
Unrealized gain (loss)	132	(132)
Realized gain, cash settlements received	10	155
Total gain, recorded as Other expense	$ 142	$ 23

13. Revenue from Time Charters

Total revenue earned on time charters for the years ended December 31, 2009, 2008 and 2007 was $262,011, $209,494 and $161,542, respectively. Future minimum rental receipts, based on vessels committed to non-cancelable time charter contracts and excluding any periods for which a charterer has an option to extend the contracts, as of December 31, 2009 will be $65,893 and $7,116 during 2010 and 2011, respectively.

(dollars in thousands, except per share, per day and per ton data)

14. Lease Payments

In February 2004, the Company entered into an operating lease for an aircraft. The lease had a term of five years, which expired in February 2009, and required monthly payments by the Company of $125. During the years ended December 31, 2009, 2008 and 2007, the Company recorded $143, $973 and $980, respectively, of net expense associated with this lease.

In December 2004, the Company entered into a 15-year lease for office space in New York, New York. The monthly rental is as follows: Free rent from December 1, 2004 to September 30, 2005, $110 per month from October 1, 2005 to September 30, 2010, $119 per month from October 1, 2010 to September 30, 2015, and $128 per month from October 1, 2015 to September 30, 2020. The monthly straight-line rental expense from December 1, 2004 to September 30, 2020 is $105. During the years ended December 31, 2009, 2008 and 2007, the Company recorded $1,255, $1,255 and $1,255, respectively, of expense associated with this lease.

Future minimum rental payments on the above lease for the next five years are as follows: 2010—$1,344, 2011—$1,426, 2012—$1,426, 2013—$1,426, 2014—$1,426, thereafter—$8,750.

The minimum future vessel operating expenses to be paid by the Company under ship management agreements in effect as of December 31, 2009 that will expire in 2010 and 2011 are $9,366 and $2,571, respectively. If the option periods are extended by the charterer of the Company's Arlington Vessels, these ship management agreements will be automatically extended for periods matching the duration of the time charter agreements. Future minimum payments under these ship management agreements exclude such periods.

15. Significant Customers

For the year ended December 31, 2009, the Company earned $124,400 and $76,513 from two customers who represented 35.8% and 22.0% of voyage revenues, respectively. For the year ended December 31, 2008 and 2007, the Company earned $132,990 and $100,725, respectively, from one customer who represented 40.8% and 39.5% of voyage revenues, respectively.

16. Related Party Transactions

The following are related party transactions not disclosed elsewhere in these financial statements:

During the fourth quarter of 2000, the Company loaned $486 to Peter C. Georgiopoulos. This loan does not bear interest and is due and payable on demand. The full amount of this loan was outstanding as of December 31, 2008. The full amount of this loan was repaid by Mr. Georgiopoulos on February 27, 2009.

During the years ended December 31, 2009 and 2008, Peter C. Georgiopoulos and P C Georgiopoulos & Co. LLC, an investment management company controlled by Peter C. Georgiopoulos, incurred office expenses of $109 and $21, respectively. As of December 31, 2009, a balance of $5 remains outstanding.

During the years ended December 31, 2009, 2008 and 2007, General Maritime Subsidiary incurred fees for legal services aggregating $38, $51 and $46, respectively, to the father of Peter C. Georgiopoulos. None of the balance remains outstanding as of December 31, 2009 and 2008.

Genco Shipping & Trading Limited ("Genco"), an owner and operator of dry bulk vessels, has incurred travel related expenditures for use of the Company aircraft and other miscellaneous expenditures during the years ended December 31, 2009 and 2008, totaling $139 and $337, respectively. The balance of $10 remains outstanding as of December 31, 2009. Peter C. Georgiopoulos is a director of Genco.

During the years ended December 31, 2009 and 2008, Genco made available one of its employees who performed internal audit services for the Company for which the Company was invoiced $158 and $175 based on actual time spent by the employee. The balance of $51 remains outstanding as of December 31, 2009. In addition, during the year ended December 31, 2009, Genco invoiced the Company $4 relating to 2009 office expense, which was paid in full as of December 31, 2009.

During the years ended December 31, 2009, 2008 and 2007 Aegean Marine Petroleum Network, Inc. ("Aegean") supplied bunkers and lubricating oils to the Company's vessels aggregating $2,074, $1,320 and $1,190, respectively, The balance of $1,189 remains outstanding as of December 31, 2009. During July 2006, an investment vehicle controlled by Peter Georgiopoulos and John Tavlarios, a member of the Company's Board of Directors and the chief executive officer of General Maritime Management LLC ("GMM"), made an investment in and purchased shares of Aegean from Aegean's principal shareholder. During December 2006, Aegean completed its initial public offering. At that time, Peter Georgiopoulos became Chairman of the Board of Aegean and John Tavlarios joined the Board of Directors of Aegean. In addition, the Company provided office space in its New York office to Aegean during the years ended December 31, 2009 and 2008 for $55 and $47, respectively. A balance of $5 remains outstanding as of December 31, 2009.

Pursuant to the Company's revised aircraft use policy, the following authorized executives were permitted, subject to approval from the Company's Chairman/Chief Executive Officer, to charter the Company's aircraft from an authorized third-party charterer for use on non-business flights: the former Chief Executive Officer (current Chairman of the Board of Directors), the former President of General Maritime Management LLC (current President of General Maritime Corporation), the Chief Financial Officer and the Chief Administrative Officer. The chartering fee to be paid by the authorized executive was the greater of: (i) the incremental cost to the Company of the use of the aircraft and (ii) the applicable Standard Industry Fare Level for the flight under Internal Revenue Service regulations, in each case as determined by the Company. The amount of use of the aircraft for these purposes was monitored from time to time by the Audit Committee. During the year ended December 31, 2009, no authorized executive chartered the Company's aircraft from the third-party charterer. Peter C. Georgiopoulos incurred charter fees totaling $14 payable directly to the third-party charterer. During the year ended December 31, 2008, Peter C. Georgiopoulos chartered the Company's aircraft from the third-party charterer on six occasions and incurred charter fees totaling $318 payable directly to the third-party charterer. There was no personal usage of the Company's aircraft incurred from other Company's executives during the years ended December 2009 and December 2008. The Company terminated its lease of the aircraft as of February 9, 2009.

17. Savings Plan

In November 2001, General Maritime Subsidiary established a 401(k) Plan (the "Plan") which is available to full-time employees who meet the Plan's eligibility requirements. The Company assumed the obligations of General Maritime Subsidiary under the Plan during December 2008. This Plan is a defined contribution plan, which permits employees to make contributions up to 25 percent of their annual salaries with the Company matching up to the first six percent. The matching contribution vests immediately. During 2009, 2008 and 2007, the Company's matching contribution to the Plan was $356, $336 and $320, respectively.

18. Stock-Based Compensation

2001 Stock Incentive Plan

On June 10, 2001, General Maritime Subsidiary adopted the General Maritime Corporation 2001 Stock Incentive Plan. On December 16, 2008, the Company assumed the obligations of General Maritime Subsidiary under the 2001 Stock Incentive Plan in connection with the Arlington Acquisition. The aggregate number of shares of common stock available for award under the 2001 Stock Incentive Plan was increased from 3,886,000 shares to 5,896,000 shares pursuant to an amendment and restatement of the plan as of May 26, 2005. Under this plan the Company's compensation committee, another designated committee of the Board of Directors or the Board of Directors, may grant a variety of stock-based incentive awards to employees, directors and consultants whom the compensation committee (or other committee or the Board of Directors) believes are key to the Company's success. The compensation committee may award incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock and performance shares.

Since inception of the 2001 Stock Incentive Plan, the Company has issued stock options and restricted stock, which issuances are summarized below. Upon the granting of stock options and restricted stock, the Company allocates new shares from its reserve of authorized shares to employees subject to the maximum shares permitted by the 2001 Stock Incentive Plan, as amended.

The Company's policy for attributing the value of graded-vesting stock options and restricted stock awards is to use an accelerated multiple-option approach.

Stock Options

Effective January 1, 2006, the Company adopted FASB ASC 718 (SFAS No. 123R, *Share-Based Payments*) using a modified version of prospective application. During the years ended December 31, 2009, 2008 and 2007, the adoption of this statement resulted in incremental stock-based compensation expense of $0, $5 and $28, respectively, which reduced net income for each period by such amounts and had no effect on basic or diluted earnings per share.

As of December 31, 2009, there was no unrecognized compensation cost related to nonvested stock option awards. Also, during the year ended December 31, 2009 no stock options were granted, forfeited or exercised.

(dollars in thousands, except per share, per day and per ton data)

The following table summarizes all stock option activity through December 31, 2009:

	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value
Outstanding, January 1, 2007	23,785	$ 12.10	$5.87
Granted	—		
Exercised	(11,223)	$ 11.42	$5.43
Forfeited	(2,680)	$ 4.52	$2.56
Outstanding, December 31, 2007	9,883	$ 14.93	$7.27
Granted	—		
Exercised	(3,183)	$ 14.02	$6.74
Forfeited	—		
Outstanding, December 31, 2008	6,700	$ 15.35	$7.51
Granted	—		
Exercised	—		
Forfeited	—		
Outstanding, December 31, 2009	6,700	$15.35	$7.51

As of December 31, 2009 and 2008, all stock options were vested.

The following table summarizes certain information about stock options outstanding as of December 31, 2009:

	Options Outstanding, December 31, 2009			Options Exercisable, December 31, 2009	
Exercise Price	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Exercise Price
$10.88	1,675	$10.88	3.8	1,675	$10.88
$16.84	5,025	$16.84	4.4	5,025	$16.84
	6,700	$15.35	4.3	6,700	$15.35

Restricted Stock

The Company's restricted stock grants to employees generally vest ratably upon continued employment over periods of approximately 4 or 5 years from date of grant. Certain restricted stock grants to the Company's Chairman and President vest approximately 7 or 10 years from date of grant. Restricted stock grants to non-employee directors generally vest over a one-year period. Such grants are subject to accelerated vesting upon certain circumstances set forth in the relevant grant agreements.

On April 2, 2007, the Company granted 214,327 shares of restricted common stock to holders of the 412,720 restricted shares granted on December 18, 2006. This grant was made to these holders in lieu of the Company paying in cash the $11.19 per share special dividend applicable to such shares. This dividend was paid to all other shareholders during March 2007. The restrictions on these shares lapsed on the same schedule as the December 18, 2006 grant. The foregoing grants are subject to accelerated vesting upon certain circumstances set forth in the relevant grant agreements. Because this April 2, 2007 grant was made pursuant to a modification in which there was no incremental compensation cost as calculated under the provisions of FASB ASC 718, this grant resulted in no additional future compensation cost associated with amortization of restricted stock awards.

On June 29, 2007, the Company granted a total of 21,775 shares of restricted common stock to the Company's five independent Directors. Restrictions on the restricted stock lapsed on June 29, 2008.

On December 21, 2007, the Company made grants of restricted common stock in the amount of 619,080 shares to certain officers and employees of the Company. Of this total, 321,600, 40,200 and 20,100 restricted shares were granted to the CEO, chief financial officer and chief administrative officer, respectively, of the Company and 64,320 restricted shares were granted to the president of GMM. The remaining 172,860 restricted shares were granted to other officers and employees of the Company and GMM. The restrictions on the 321,600 shares granted to the CEO of the Company will lapse on November 15, 2017. The restrictions on 155,440 shares (including shares granted to individuals named above, exclusive of the CEO) will lapse as to 20% of these shares on

November 15, 2008 and as to 20% of these shares on November 15 of each of the four years thereafter, and will become fully vested on November 15, 2012. The restrictions on the remaining 142,040 shares will lapse as to 25% of these shares on November 15, 2008 and as to 25% of these shares on November 15 of each of the three years thereafter, and will become fully vested on November 15, 2011. The foregoing grants are subject to accelerated vesting upon certain circumstances set forth in the relevant grant agreements.

On May 14, 2008, the Company granted a total of 17,420 shares of restricted common stock to the Company's four independent Directors. Restrictions on the restricted stock lapsed on May 14, 2009.

On December 15, 2008, the Company made grants of restricted common stock in the amount of 165,490 shares to employees of the Company. The restrictions on 26,800 shares will lapse as to 20% of these shares on November 15, 2009 and as to 20% of these shares on November 15 of each of the four years thereafter, and will become fully vested on November 15, 2013. The restrictions on the remaining 138,690 shares will lapse as to 25% of these shares on November 15, 2009 and as to 25% of these shares on November 15 of each of the three years thereafter, and will become fully vested on November 15, 2012. The foregoing grants are subject to accelerated vesting upon certain circumstances set forth in the relevant grant agreements.

On December 23, 2008, the Company made grants of restricted common stock in the amount of 203,680 shares to officers of the Company and 7,555 shares to two of the Company's independent Directors who were not granted shares on May 14, 2008. The restrictions on 203,680 shares granted to officers will lapse as to 20% of these shares on November 15, 2009 and as to 20% of these shares on November 15 of each of the four years thereafter, and will become fully vested on November 15, 2013. The restrictions on the 7,555 shares granted to the two Directors lapsed on May 14, 2009.

On May 14, 2009, the Company granted a total of 42,252 shares of restricted common stock to the Company's six non-employee Directors. Restrictions on the restricted stock will lapse, if at all, on May 14, 2010 or the date of the Company's 2010 Annual Meeting of Shareholders, whichever occurs first. The foregoing grants are subject to accelerated vesting upon certain circumstances set forth in the relevant grant agreement.

On December 24, 2009, the Company made grants of restricted common stock in the amount of 160,390 shares to employees of the Company and of 213,680 shares to officers of the Company. The restrictions on all of these shares will lapse as to 25% of these shares on November 15, 2010 and as to 25% of these shares on November 15 of each of the three years thereafter, and will become fully vested on November 15, 2013. The foregoing grants are subject to accelerated vesting upon certain circumstances set forth in the relevant grant agreements.

The weighted average grant-date fair value of restricted stock granted during the years ended December 31, 2009, 2008 and 2007 is $7.41, $10.85 and $19.75 per share, respectively.

A summary of the activity for restricted stock awards during the year ended December 31, 2009 is as follows:

	Number of Shares	Weighted Average Fair Value
Outstanding and nonvested, January 1, 2009	3,340,005	$20.04
Granted	416,322	$ 7.41
Vested	(1,150,352)	$ 8.98
Forfeited	(18,662)	$16.85
Outstanding and nonvested, December 31, 2009	2,587,313	$22.95

(dollars in thousands, except per share, per day and per ton data)

The following table summarizes the amortization, which will be included in general and administrative expenses, of all of the Company's restricted stock grants as of December 31, 2009:

Restricted Stock Grant Date	2010	2011	2012	2013	2014	Thereafter	Total
February 9, 2005	$ 738	$ 738	$ 739	$ 738	$ 646	$ —	$ 3,599
April 5, 2005	1,749	1,749	1,753	1,749	1,749	—	8,749
December 21, 2005	1,101	974	976	974	974	851	5,850
December 18, 2006	879	628	541	539	539	1,012	4,138
December 21, 2007	1,376	996	728	620	620	1,785	6,125
December 15, 2008	429	231	101	11	—	—	772
December 23, 2008	507	305	172	71	—	—	1,055
May 14, 2009	149	—	—	—	—	—	149
December 24, 2009	1,412	712	375	150	—	—	2,649
Total by year	$8,340	$6,333	$5,385	$4,852	$4,528	$3,648	$33,086

As of December 31, 2009 and 2008, there was $33,086 and $40,364, respectively, of total unrecognized compensation cost related to nonvested restricted stock awards. As of December 31, 2009, this cost is expected to be recognized with a credit to paid-in capital over a weighted average period of 2.6 years.

Total compensation cost recognized in income relating to amortization of restricted stock awards for the years ended December 31, 2009, 2008 and 2007 was $10,070, $11,417 and $10,627, respectively.

19. Stock Repurchase Program

In October 2005, General Maritime Subsidiary's Board of Directors approved a share repurchase program for up to a total of $200,000 of its common stock. In February 2006, General Maritime Subsidiary's Board of Directors approved an additional $200,000 for repurchases of its common stock under the share repurchase program. On December 16, 2008, the Company's Board approved repurchases by the Company of its common stock under a share repurchase program for up to an aggregate total of $107,119, of which $107,119 was available as of December 31, 2008. The Board of Directors will periodically review the program. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. Purchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time in the Company's discretion and without notice. Pursuant to the amendment to the 2005 Credit Facility dated November 12, 2009, stock repurchases are no longer permitted under the 2005 Credit Facility.

Through December 31, 2009, the Company repurchased and retired 11,830,609 shares of its common stock for $292,881. As of December 31, 2009, the Company is permitted under the program to acquire additional shares of its common stock for up to $107,119.

20. Legal Proceedings

From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

On or about August 29, 2007, an oil sheen was discovered by shipboard personnel of the *Genmar Progress* in Guayanilla Bay, Puerto Rico in the vicinity of the vessel. The vessel crew took prompt action pursuant to the vessel response plan. The Company's subsidiary which operates the vessel promptly reported this incident to the U.S. Coast Guard and has subsequently accepted responsibility under the Oil Pollution Act of 1990 for any damage or loss resulting from the accidental discharge of bunker fuel determined to have been discharged from the vessel. The Company understands the federal and Puerto Rico authorities are conducting civil investigations into an oil pollution incident which occurred during this time period on the southwest coast of Puerto Rico including Guayanilla Bay. The extent to which oil discharged from the *Genmar Progress* is responsible for this incident is currently the subject of investigation. The U.S. Coast Guard has designated the *Genmar Progress* as a potential source of discharged oil. Under the Oil Pollution Act of 1990, the source of the discharge is liable, regardless of fault, for damages and oil spill remediation as a result of the discharge.

On January 13, 2009, the Company received a demand from the U.S. National Pollution Fund for $5,833 for the U.S. Coast Guard's response costs and certain costs of the Departamento de Recursos Naturales y Ambientales of Puerto Rico in connection with the alleged damage to the environment caused by the spill. The Company is reviewing the demand and has requested additional information from the U.S. National Pollution Fund relating to the demand. The Company and General Maritime Management LLC recently received grand jury subpoenas, dated October 5, 2009 and September 21, 2009, respectively, from U.S. Department of Justice requesting additional information and records pertaining to the operations of the *Genmar Progress* and the Company's business. Currently, no charges have been made and no other fines or penalties have been levied against the Company. The Company has been cooperating in these investigations and has posted a surety bond to cover potential fines or penalties that may be imposed in connection with the matter.

This matter, including the demand from the U.S. National Pollution Fund, has been reported to the Company's protection and indemnity insurance underwriters, and management believes that any such liabilities will be covered by its insurance, less a deductible. The Company has not accrued reserves for this incident because the amount of any costs that may be incurred by the Company is not estimable at this time.

21. Unaudited Quarterly Results of Operations

In the opinion of the Company's management, all adjustments, consisting of normal recurring accruals considered necessary for a fair presentation, have been included on a quarterly basis.

	2009 Quarter Ended				2008 Quarter Ended			
	March 31	June 30	Sept. 30[(a)]	Dec. 31 [(b)]	March 31	June 30	Sept. 30	Dec. 31 [(c)]
Voyage revenues	$92,349	$80,226	$96,706	$ 81,239	$73,592	$80,931	$82,292	$ 89,253
Operating income (loss)	26,350	15,454	23,058	(40,077)	20,317	26,569	28,478	(6,382)
Net income (loss)	18,896	7,279	14,755	(52,925)	12,910	4,960	23,474	(11,537)
Earnings per common share:								
Basic	$ 0.35	$ 0.13	$ 0.27	$ (0.96)	$ 0.33	$ 0.13	$ 0.60	$ (0.28)
Diluted	$ 0.34	$ 0.13	$ 0.27	$ (0.96)	$ 0.32	$ 0.12	$ 0.59	$ (0.28)
Weighted average shares outstanding: (in thousands)								
Basic	54,510	54,535	54,551	55,094	38,831	38,776	38,804	41,430
Diluted	55,489	55,591	55,529	55,094	39,818	39,967	39,952	41,430

(a) As discussed in Note 1, during the third quarter of 2009, the Company recorded as Other income $13,696 of accelerated amortization of contract liabilities. Subsequent to the filing of that Form 10-Q, the Company determined that such amortization should have been classified as Voyage revenue rather than Other Income. The Company has corrected this classification in the above table which has the effect of increasing Voyage revenue and Operating income by $13,696 from the amounts previously reported; there was no impact on Net Income, the Consolidated Balance Sheet or the Consolidated Statement of Cash Flows. The Company will prospectively correct the 2009 third quarter in its 2010 third quarter Form 10-Q.

(b) As discussed in Note 3, during the fourth quarter of 2009, the Company recorded a goodwill impairment of $40,872.

(c) Included in the results of operations for the fourth quarter of 2008 is $22,000 in compensation accruals for the cash payment to Peter C. Georgiopoulos in connection with the termination of his employment arrangements with the Company in connection with the Company's executive transition plan and the cash payment in lieu of a bonus of $8,000 paid to Mr. Georgiopoulos pursuant to the executive transition plan (see Note 2).

22. Subsequent Events

Subsequent events have been evaluated through the date of issuance of the financial statements herein.

On February 23, 2010 the Company's Board of Directors declared a quarterly dividend relating to the fourth quarter of 2009 of $0.125 per share payable on or about March 26, 2010 to shareholders of record as of March 12, 2010.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. General Maritime Corporation's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of General Maritime Corporation;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of General Maritime Corporation's management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of General Maritime Corporation's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on our assessment and those criteria, management believes that General Maritime Corporation maintained effective internal control over financial reporting as of December 31, 2009.

The Company's independent registered public accounting firm has audited and issued their attestation report on the Company's internal control over financial reporting, which appears on page 64.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
General Maritime Corporation
New York, New York

We have audited the accompanying consolidated balance sheets of General Maritime Corporation and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of General Maritime Corporation and subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP
New York, New York
March 1, 2010 (March 22, 2010 as to the effects of the restatement discussed in Note 1)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
General Maritime Corporation
New York, New York

We have audited the internal control over financial reporting of General Maritime Corporation and subsidiaries (the "Company") as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's Board of Directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated March 1, 2010 (March 22, 2010 as to the effects of the restatement discussed in Note 1) expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP
New York, New York
March 1, 2010

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information, Holders and Dividends

Our common stock is traded on the New York Stock Exchange under the symbol "GMR". The following table sets forth for the periods indicated the high and low intra-day trading prices for our common stock as reported on the New York Stock Exchange:

Fiscal Year Ended December 31, 2009	High	Low
1st Quarter	$12.24	$ 6.40
2nd Quarter	$12.66	$ 6.87
3rd Quarter	$10.07	$ 7.22
4th Quarter	$ 8.95	$ 6.70
Fiscal Year Ended December 31, 2008		
1st Quarter	$ 20.72	$14.78
2nd Quarter	$ 23.13	$17.31
3rd Quarter	$ 20.52	$13.60
4th Quarter	$ 14.59	$ 6.51

As of February 23, 2010, there were approximately 175 holders of record of our common stock.

All share and per share amounts presented throughout this Annual Report, unless otherwise noted, have been adjusted to reflect the exchange of 1.34 shares of our common stock for each share of common stock held by shareholders of General Maritime Subsidiary in connection with the Arlington Acquisition.

On February 21, 2007 the Board of Directors of General Maritime Subsidiary changed its quarterly dividend policy by adopting a fixed target amount of $0.37 per share per quarter or $1.49 per share each year, starting with the first quarter of 2007.

On February 21, 2007, General Maritime Subsidiary also announced that the Board of Directors of General Maritime Subsidiary declared a special, one-time cash dividend of $11.19 per share. The dividend was paid on or about March 23, 2007 to shareholders of record as of March 9, 2007.

On December 16, 2008, our Board of Directors adopted a quarterly dividend policy with a fixed target amount of $0.50 per share per quarter or $2.00 per share each year. We announced on July 29, 2009 that our Board of Directors changed our quarterly dividend policy by adopting a fixed target amount of $0.125 per share per quarter or $0.50 per share each year, starting with the third quarter of 2009.

During the year ended December 31, 2008, General Maritime Subsidiary repurchased 953,142 shares of its common stock for $16.4 million (an average per share purchase price of $17.18) pursuant to its share repurchase program described in "Share Repurchase Program" under the heading "LIQUIDITY AND CAPITAL RESOURCES."

STOCK PERFORMANCE


$450
$400
$350
$300
$250
$200
$150
$100
$50
0
GMR
Dow Jones
OSX
2001
2002
2003
2004
2005
2006
2007
2008
2009

Corporate Information

Executive Team

John P. Tavlarios
President
General Maritime Corporation

Jeffrey D. Pribor
Chief Financial Officer and
Executive Vice President
General Maritime Corporation

John C. Georgiopoulos
Executive Vice President, Treasurer and Secretary
General Maritime Corporation

Peter Bell
Manager and Commercial Director
General Maritime Management LLC

Milton Gonzales
Manager and Technical Director
General Maritime Management LLC

Board of Directors

Peter C. Georgiopoulos
Chairman
General Maritime Corporation
Genco Shipping & Trading Limited
Aegean Marine Petroleum Network Inc.
Baltic Trading Limited

John P. Tavlarios
General Maritime Corporation

William J. Crabtree(1)(2)
Legal Consultant

E. Grant Gibbons(3)
Director
Gibbons Management Services Limited

Rex W. Harrington(1)(3)
Retired Global Head of Shipping and Director
Royal Bank of Scotland
Senior Consultant, Bank of America

George Konomos(1)(2)
Senior Advisor
Latigo Partners L.P.

Peter S. Shaerf(2)(3)
Managing Director
AMA Capital Partners

(1) member Audit Committee
(2) member Compensation Committee
(3) member Nominating Committee

Corporate Offices

General Maritime Corporation
299 Park Avenue, 2nd Floor
New York, New York 10171
(212) 763-5600
www.generalmaritimecorp.com

Stock Listing

General Maritime Corporation's common stock is traded on the New York Stock Exchange under the symbol GMR.

Transfer Agent

BNY Mellon
480 Washington Boulevard
Jersey City, NJ 07310-1900

Legal Counsel

Kramer Levin Naftalis & Frankel LLP
1177 6th Avenue
New York, New York 10036
(212) 715-9100

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

Independent Auditors

Deloitte and Touche
2 World Financial Center
New York, New York 10281
(212) 436-2000

Investor Relations Contact

Jeffrey D. Pribor
General Maritime Corporation
299 Park Avenue, 2nd Floor
New York, New York 10171
(212) 763-5600

Notice of Annual Meeting

General Maritime Corporation will conduct its Annual Meeting at the offices of Kramer Levin Naftalis & Frankel LLP, 1177 6th Avenue, New York, New York 10036 at 11:15 am on May 13, 2010.

Certifications

General Maritime Corporation has included as exhibits to its Annual Report on Form 10-K for fiscal year 2009 filed with the Securities and Exchange Commission certifications of General Maritime's President and Chief Financial Officer certifying the quality of the company's public disclosure. General Maritime's President has also submitted to the New York Stock Exchange (NYSE) a written affirmation certifying that he is not aware of any violations by General Maritime of the NYSE corporate governance listing standards.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

This annual report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and observations. Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward-looking statements contained in this annual report are the following: loss or reduction in business from the Company's significant customers; the failure of the Company's significant customers to perform their obligations owed to us; changes in demand; a material decline in rates in the tanker market; changes in production of or demand for oil and petroleum products, generally or in particular regions; greater than anticipated levels of tanker newbuilding orders or lower than anticipated rates of tanker scrapping; changes in rules and regulations applicable to the tanker industry, including, without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries; actions taken by regulatory authorities; actions by the courts, the U.S. Coast Guard, the U.S. Department of Justice or other governmental authorities and the results of the legal proceedings to which we or any of our vessels may be subject; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in the typical seasonal variations in tanker charter rates; changes in the cost of other modes of oil transportation; changes in oil transportation technology; increases in costs including without limitation: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; changes in the condition of the Company's vessels or applicable maintenance or regulatory standards (which may affect, among other things, the company's anticipated drydocking or maintenance and repair costs); changes in the itineraries of the Company's vessels; adverse changes in foreign currency exchange rates affecting the Company's expenses; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission, including, without limitation, its Annual Report on Form 10-K for the year ended December 31, 2009 and its subsequent reports on Form 10-Q and Form 8-K. Share repurchases may be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the Company's share repurchase program will be determined by management based upon market conditions and other factors. Purchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time in the Company's discretion and without notice. Repurchases will be subject to the restrictions under the Company's existing credit facility and indenture governing the Company's senior notes. The Company's ability to pay dividends in any period will depend upon factors including applicable provisions of Marshall Islands law, restrictions under the Company's existing credit facility and indenture governing the Company's senior notes and the final determination by the Board of Directors each quarter after its review of the Company's financial performance. The timing and amount of dividends, if any, could also be affected by factors affecting cash flows, results of operations, required capital expenditures, or reserves. As a result, the amount of dividends actually paid may vary from the amounts currently estimated.

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com

GENERAL MARITIME CORPORATION
299 Park Avenue
New York, NY 10171
212.763.5600
www.generalmaritimecorp.com